SPP CPM

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02015878

1 March, 2002

RECEIVED MAR 1 1 2002 143

SUPPL

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendices 3X *Initial Director's Interest Notices* (12)
- Appendix 3B *New Issue Announcement* dated 17 January, 2002
- December 2001 Quarterly Report dated 18 January, 2002
- Appendix 5B *Mining Exploration Entity Quarterly Report* dated 21 January, 2002
- Chairman's Addresses to Shareholder Meetings 24 January, 2002
- Letter to ASX re outcome of resolutions 24 January, 2002
- Company Announcement *SPP/CPM Gain Overwhelming Shareholder Support for Merger of Companies* 25 January, 2002
- Notice *Proposed Application to Court to Approve Schemes of Arrangement* 27 February, 2002
- Notice *SPP/CPM Merger by Schemes of Arrangement Approved by Court* 27 February, 2002
- Notice *Court Approval Lodged with ASIC* 28 February, 2002 including Orders of the Federal Court of Australia approving the Schemes of Arrangement
- Letter to Australian Stock Exchange requesting suspension of trading dated 28 February, 2002
- Notice from Australian Stock Exchange *Proposed Merger Between Central Pacific Minerals NL and Southern Pacific Petroleum NL* dated 28 February, 2002
- ASX Market Release *CPM Suspension from Official Quotation* dated 28 February, 2002
- Letter to ASX dated 28 February, 2002 with amended convertible note terms

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Yours faithfully
CENTRAL PACIFIC MINERALS NL

Diane Day
Group Manager Corporate Relations

dlw 3/14

Encls

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL
ABN 14 008 460 651

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE CHRISTOPHER WRIGHT
Date of appointment	21/12/1987

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 655,000 Equity Participation Shares;

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL	
ABN 14 008 460 651	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN DAVIDSON
Date of appointment	03/10/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 110,668 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL
ABN 14 008 460 651

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CAMPBELL MCCEHYNE ANDERSON
Date of appointment	01/05/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 188,000 Equity Participation Shares;

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL	
ABN 14 008 460 651	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EDYTHE ALEXIA PARKINSON-MARCOUX
Date of appointment	01/05/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 111,100 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL	
ABN 14 008 460 651	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JENNIFER ANN MCFARLANE
Date of appointment	27/03/1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 5,000 Ordinary Fully Paid Shares
- 740,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL
ABN 14 008 460 651

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of appointment	01/05/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 1,000 Ordinary Fully Paid Shares
- 740,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL	
ABN 14 008 460 651	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Alternate Director	JOHN STUART MCFARLANE
Date of appointment	17/02/1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 30 Ordinary Fully Paid Shares
- 343,200 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Parlour Investments Pty Ltd	• 5,000 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN VAL BROWNING
Date of appointment	08/08/1980

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 674,940 Equity Participation Shares;
- 4 Special Equity Guarantee Options which have rights of exercise up to 3,775,500 ordinary shares (assuming an exchange rate of AUD$1.00 per US$0.50) pursuant to the terms of the US$7.5 million Guarantee Facility which was announced to the market on 21 September 2001.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
ANZ Nominees Limited	• 432,792 Ordinary Fully Paid shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL	
ABN 14 008 460 651	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NORTON BELKNAP
Date of appointment	21/09/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 86,800 Ordinary Fully Paid Shares • 140,815 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL
ABN 14 008 460 651

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS WITHRINGTON STUMP
Date of appointment	01/05/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 113,000 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL	
ABN 14 008 460 651	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT BRYAN
Date of appointment	19/01/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 110,668 Equity Participation Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity CENTRAL PACIFIC MINERALS NL
ABN 14 008 460 651

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICTOR HERBERT KUSS
Date of appointment	27/03/1987

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 231,350 Equity Participation Shares;

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Central Pacific Minerals N.L.

ACN, ARBN or ARSN

008 460 651

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4 options have been issued which in total can be converted to a maximum of 3,775,500 fully paid ordinary shares (options can only be exercised if the Guarantee Facility is drawn)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options (for provision of Guarantee Facility) over Fully Paid Ordinary Shares as follows: Option A over a maximum of 56,000 fully paid ordinary shares Option B over a maximum of 900,000 fully paid ordinary shares Option C over a maximum of 1,127,800 fully paid ordinary shares Option D over a maximum of 1,691,700 fully paid ordinary shares The terms and conditions of the options (including that options can only be exercised if the Guarantee Facility is drawn upon) were detailed in the Notice of Extraordinary General Meeting of the company held on 21 December 2001. This notice was lodged with the ASX on 20 November 2001.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, Options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of Options will rank pari passu with existing ordinary shares from the date of issue of those shares. Options do not have the rights attaching to shares.
5	Issue price or consideration	Deferred issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly installments.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued as consideration for the granting of an unsecured guarantee facility to the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/12/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Note:
926,000 fully paid ordinary shares issued. An additional 72,500 moved from Equity Participation to fully paid as advised by separate form.

Number	+Class
116,855,732	Ordinary fully paid
844,629	Ordinary shares paid to 25c

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,596,452	Equity Participation Shares paid to 1c
		1,920,000	Convertible Unsecured Notes at $7.80 per Note
		4,629,000	Options expiring on 20/04/2006
		4 (Options A, B, C & D)	Guarantee Facility Options over maximum 3,775,500 Fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19 Closing date for receipt of acceptances or renunciations	
20 Names of any underwriters	
21 Amount of any underwriting fee or commission	
22 Names of any brokers to the issue	
23 Fee or commission payable to the broker to the issue	
24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25 If the issue is contingent on +security holders' approval, the date of the meeting	
26 Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .17/01/02..........................
(Director/Company secretary)

Print name: V H Kuss

== == == == ==

+ See chapter 19 for defined terms.

DECEMBER 2001 QUARTERLY REPORT

18 January 2002

This Quarterly Report summarises the activities of Southern Pacific Petroleum N.L. and Central Pacific Minerals N.L. (SPP/CPM – "the Companies") for the quarter ended 31 December 2001. This report also contains information on a number of key events that occurred subsequent to 31 December 2001.

1. STUART STAGE 1 ACHIEVES RECORD PERFORMANCE IN FOURTH QUARTER

Record Production and Longest Continuous Plant Run Achieved in the Fourth Quarter

The Companies are pleased to advise that the Stuart Stage 1 demonstration plant produced 88,000 barrels of oil in the fourth quarter, a new record, exceeding the best previous quarter by 13%. The plant was on production for 35 days in the fourth quarter processing shale at rates up to 195 tonnes per hour.

Oil production for the year was 233,000 barrels, increasing total production since the start of operations to 268,000 barrels.

The plant has been on production since 19 December 2001, establishing a run length record (as of 18 January 2002) of 30 days. A short shutdown is currently being planned beginning the week of 20 January to carry out normal inspections and opportune plant maintenance.

Operating Cash Flow Breakeven Achieved in November

As reported on 17 December, the Stage 1 plant achieved operating cash flow breakeven in the month of November based on the value of oil produced in the month. At current world crude oil prices, operating cash flow breakeven is achieved at a monthly production of around 50,000 barrels (35% "capacity factor") and monthly operating costs of A$2.5 million.

The Companies are targeting to exceed operating cash flow breakeven on a quarterly and annual basis in 2002 at prevailing oil prices, building on the success in November 2001.

Operating Costs Reduced to A$7.5 Million in Fourth Quarter, Beating Goal

Operating costs were reduced to A$7.5 million in the fourth quarter, beating the previously set goal by 17%. Reduced contract services and other savings were achieved commensurate with increased plant reliability and reduced unplanned maintenance in the quarter.

2. A$6.5 MILLION IN OIL SALES ACHIEVED IN 2001

On 20 October 2001, a second cargo of 42,100 barrels of light fuel oil (previously referred to as medium shale oil) was shipped and sold into the Singapore and south-east Asian fuel oil market. Net revenues after shipping costs were A$1.3 million.

A second cargo of 42,000 barrels of ultra low sulphur naphtha was also shipped from Stuart on 24 November 2001. It is being stored in tankage in Sydney while logistics and final sale arrangements are completed.

In 2001, 175,000 barrels of oil products were shipped of which 133,000 barrels were sold, providing $A6.5 million in net revenues for the Companies. Oil product inventory of 135,000 barrels at year-end 2001 is valued at approximately A$6.8 million.

3. STUART STAGE 2 COMMERCIAL PLANT DEVELOPMENT PROGRAM RAMPING UP

Supplementary Report to Stage 2 Draft EIS Released

On 18 January 2002, the Companies released a Supplementary Report to the Stage 2 Draft Environmental Impact Statement (EIS) which has been lodged with both the Queensland and Commonwealth Governments. The Supplementary Report responds to the questions raised by government agencies and the public in submissions on the Draft EIS originally filed in September 1999. The report also incorporates lessons learned from two years of commissioning and operations experience in Stage 1 of the Stuart Project.

Stage 2 Project Execution Planning and Design Work Restarted

Based on the progress achieved in Stage 1, development work on Stage 2 was restarted in the fourth quarter, including project execution planning and project design work. The Companies are currently pursuing additional near term financing and seeking new partners to assist in accelerating the Stage 2 development program.

The Companies target is to reach a development decision on Stage 2 by the end of 2002 or early 2003 to enable production start-up in late 2005 or early 2006.

4. CORPORATE RESTRUCTURING PROGRESSING AS PLANNED

As previously announced, the Boards of SPP and CPM have approved in principle the terms of a merger under which SPP will issue 2.664 SPP shares for each CPM share. The merger will be effected through a scheme of arrangement under the Corporations Act.

A key milestone was reached on 11 December 2001 when the Federal Court of Australia ordered scheme meetings to be convened for the four separate categories of securities that are the subject of the merger. These meetings will be held on 24 January 2002.

Subject to the outcomes of these scheme meetings and subsequent final court approval, the scheme could be implemented by the end of the first quarter of 2002.

5. SHAREHOLDERS APPROVE A$15 MILLION LOAN GUARANTEE FACILITY

Shareholders of the Companies at extraordinary general meetings held on 21 December 2001 approved a A$15 million unsecured standby guarantee facility which the Companies had arranged with a shareholder and Director.

The Companies are also advancing plans on a number of other options for additional financing, to enable up to A$40 million to be spent on incremental investment in Stage 1 to de-bottleneck plant capacity and increase plant availability, as well as to accelerate further development work on Stage 2.

6. FUNDS MANAGEMENT

At the end of December 2001, the Companies had A$18.5 million of available funds under management. Funds remain conservatively invested with around 70% in cash, bills and bonds.

On a proforma basis, the new A$15 million guarantee facility effectively increases the Companies available funds at the end of December 2001 to A$33.5 million.

James D McFarland
Managing Director
18 January 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Companies. Actual results may differ materially from those projected. The Companies make no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

Central Pacific Minerals N.L.

ACN or ARBN	Quarter ended ("current quarter")
008 460 651	31 December 2001

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		784	3,550
1.2	Payments for	(a) exploration and evaluation	(7,793)	(25,936)
		(b) development		
		(c) production		
		(d) administration	(1,643)	(5,495)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		2	8
1.5	Interest and other costs of finance paid		(32)	(127)
1.6	Income taxes paid			
1.7	Other – Tenement Security Deposits received/(paid)		882	(1)
	- Sundry Receipts		2	8
	- GST Credits received from Aust Tax Office		346	2,455
	Net Operating Cash Flows		(7,452)	(25,538)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments	(197)	(464)
		(c) other fixed assets		
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments	14	436
		(c)other fixed assets		43
1.10	Loans to other entities – Stuart Project			
1.11	Loans repaid by other entities			
1.12	Other Dividends Received		14	40
	Interest Received		179	1,097
	Net investing cash flows		10	1,152
1.13	Total operating and investing cash flows (carried forward)		(7,442)	(24,386)

"Equity Investments" includes investments in equities, bonds and other financial securities

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(7,442)	(24,386)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	40	3,490
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – Interest Paid on Convertible Notes	(637)	(1,273)
	Net financing cash flows	(597)	2,217
	Net increase (decrease) in cash held	(8,039)	(22,169)
1.20	Cash at beginning of quarter/year to date	13,853	27,983
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	5,814	5,814

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	218
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements (being put in place) US$7.5 million Guarantee Facility (CPM Share US$3.75 million converted at A$/US$ rate on 31/12/01 of US$0.5109) approved at EGM on 21/12/01 is now being used to put in place a standby credit facility.	7,340	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	7,320
4.2	Development	
	Total	**7,320**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	864	1,881
5.2 (a)	Deposits at call	1,209	4,473
5.2 (b)	Short Term Securities	4,000	8,519
5.3	Bank overdraft		
5.4	Other (Intercompany Cash Account)	(259)	(1,020)
	Total: cash at end of quarter (item 1.22)	5,814	13,853

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Restricted +securities**	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 Nil Nil	 Nil Nil	 N/a N/a	 N/a N/a
7.3	**+Ordinary securities** Fully Paid Partly Paid Equity Participation	 116,855,732 844,629 10,596,452	 116,855,732 844,629 Nil	 Fully Paid 50 Various	 Fully Paid 25 1
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 21,388 2,867 30,000 Nil	 21,388 Nil Nil Nil	 180 164 152 N/a	 180 1 1 N/a
7.5	**+Convertible debt securities** (*Unsecured Convertible Notes issued at $7.80)*	1,920,000	Nil	$7.80	$7.80
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil	 N/a N/a	 N/a N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*	4,629,000	Nil	*Exercise price* $3.375	*Expiry date* 20/04/2006
7.8	Issued during quarter	Nil	Nil	N/a	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7	**Options** *(each option converts to Fully Paid Ordinary Shares – maximum possible number is disclosed in brackets)*	Option A (56,000) Option B (900,000) Option C (1,127,800) Option D (1,691,700)	Nil Nil Nil Nil	Options A, B, C & D are all issued at deferred consid of $A0.01 per share that may be purchased by exercise of that option	N/a
7.8	Issued during quarter	Options A, B, C & D	Nil	Details per above	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..21 January 2002..............
(Director)

Print name: ...... J. D. McFarland..................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Central Pacific Minerals N.L.

ABN 14 008 460 651

ASX Announcement – Chairman's addresses to shareholder meetings on 24 January 2002

1. Chairman's Address to CPM General Meeting (10.00 am*)

Ladies and Gentlemen,

The purpose of this meeting is to consider a resolution relating to a proposed amendment to the Constitution of CPM. This resolution is a condition precedent to the schemes of arrangement to be considered by shareholders at meetings to be held after the close of this meeting. The proposed amendment to CPM's Constitution is to enable the directors of CPM to act in the best interests of the SPP Group rather than any minority shareholders in CPM after the schemes (if they are approved by shareholders).

The schemes contain a deferral mechanism so shareholders can elect to defer participation in the schemes for up to 10 years for up to 20% of CPM's issued capital. Whilst directors considered this to be a desirable feature of the schemes, they did not wish any such minority shareholding to fetter their ability to make decisions in the SPP Group's interests.

For the resolution to amend the Constitution to be valid a majority of at least 75% of members who vote in person or by proxy is required.

2. Chairman's Address to Scheme Meetings

General Address to Scheme Meetings

This address will be read at the ordinary scheme meeting and at the following scheme meetings if the composition of the body of shareholders is materially different or if a shareholder requests. The address will be followed by a passage that is specific to each class of shareholder.

Ladies and Gentlemen

The paramount objective of the proposed restructuring is to merge the listed entities of CPM and SPP so that there is one publicly listed company, SPP, which will be the holding company of CPM. Key details of the merger, the benefits it is expected to deliver to shareholders and convertible noteholders and the reasons your directors believe you should vote in favour of it were outlined in

* All times referred to are Australian Eastern Standard Time (that is Brisbane time, which is one hour less than Sydney summer time).

the Information Memorandum which was sent to all shareholders and convertible noteholders on 23 December 2001.

In summary, the restructuring proposal involves a merger by way of four separate schemes of arrangement. Under the schemes, SPP will acquire shares in CPM held by shareholders other than SPP in exchange for the issue to those shareholders of SPP shares of an equivalent class. CPM convertible notes will not be acquired by SPP, but the terms of the CPM convertible notes will be amended so that upon conversion, replacement ordinary shares in SPP will be issued rather than CPM ordinary shares. For each CPM share, SPP will issue to CPM shareholders 2.664 SPP replacement shares (or 2.664 SPP replacement ordinary shares upon conversion of the CPM convertible notes).

The schemes of arrangement will result in SPP owning at least 80% of CPM's voting shares. It is a feature of the schemes that holders of ordinary shares, contributing shares and equity participation shares can elect to defer participation in the schemes for up to 10 years for a maximum of 20% of CPM's voting shares. Other key features of the proposal include:

- Amendment of SPP's constitution so that for two years from the implementation date of the ordinary scheme, the maximum shareholding of any person, and his or her associates, is limited to 20%; and
- Cancellation of all of the shares held by CPM in SPP by means of a selective capital reduction in SPP.

The directors of both companies believe that the merged company will deliver several key benefits which significantly outweigh the disadvantages. As outlined in the Information Memorandum, the potential benefits and outcomes of the merger include:

- creating a simpler corporate structure facilitating easier analysis of the SPP Group's assets and opportunities by the market;
- only one listed company, SPP, which will result in the aggregation of share trading of the two companies and potentially improved liquidity;
- increasing the market capitalisation of SPP, especially for the purpose of representation in share market indices;
- enhancing corporate governance by cancelling the shareholdings held by CPM in SPP;
- orderly transition, over a 2 year period, to a corporate structure that does not have any takeover protection mechanisms;
- providing a simpler vehicle to access capital markets; and
- ensuring that SPP remains a prominent, Australian-listed public company as it continues to grow.

CPM and SPP currently share the same board of Directors, Executives and management teams and they will continue to lead the management of the merged company.

Your directors appointed KPMG Corporate Finance as independent expert to assess independently the merits of the schemes for each class of CPM security holder. KPMG Corporate Finance concluded that each scheme of arrangement was in the best interests of each class of CPM security holder.

Your Directors consider that the merger is in the best interests of CPM shareholders and convertible noteholders and unanimously recommend that you approve the merger by voting in favour of the your scheme.

All of your Directors who hold CPM securities intend to vote their shares and any undirected proxies they hold in favour of the relevant scheme. I intend to cast open proxy votes given to me as Chairman of this meeting in favour of the resolutions.

I will now say a few words about the conditions and approvals relevant to the merger.

Implementation of the scheme and the merger is subject to a number of conditions. These conditions are set out in clause 2.1 of the Implementation Deed, which is found in Part B of the Information Memorandum and for the ordinary scheme in particular, they are set out in Clause 3.1 of the Ordinary Scheme which is found in Part D of the Information Memorandum. I am pleased to say that all regulatory approvals have been satisfied, including approval of the proposed merger from the Treasurer under the Foreign Acquisitions and Takeovers Act.

At meetings earlier this morning, SPP shareholders have also voted in favour of a number of resolutions so that the following conditions precedent have been satisfied:

- SPP shareholders have approved the selective capital reduction to cancel CPM's holding of SPP shares;
- SPP shareholders have approved changes to SPP's Constitution limiting for 2 years the maximum shareholding any person or his or her associates can hold to 20%; and to adjust the maximum number of equity participation shares that can be issued at any time; and
- SPP shareholders approved the issue of Replacement Securities.

CPM shareholders have also approved the amendment of CPM's Constitution so that the directors of CPM are entitled, to the maximum extent permitted by law, to act in the best interests of the SPP Group and not the interests of the Deferred Security Holders. This is another condition precedent that was required to be satisfied before the ordinary scheme proceeds.

All other conditions will be assessed as at the day before the Second Court Date which is 27 February 2002. However, we are not aware of any events which would mean that any of those conditions will not be satisfied.

Address specific to Ordinary Scheme Meeting

In addition to the conditions I have just mentioned, the following approvals are required for the Ordinary Scheme:

First, at today's meeting, the approval of ordinary shareholders, with at least 75% of votes cast in person or by proxy. Those ordinary shareholders voting in favour must comprise at least one half of all ordinary shareholders who vote on the scheme.

Secondly, approval of the ordinary scheme by the Federal Court. Subject to your approval today, the company will apply to the Court for its approval on 27 February 2002. This is after the one month period during which ordinary shareholders, contributing shareholders and equity participation shareholders, may elect to defer their participation in their respective schemes for up to a maximum of 20% of CPM's voting shares.

Address specific to Contributing Scheme Meeting

This scheme differs slightly from the ordinary scheme in that the principal condition precedent that must be satisfied for the contributing scheme to go ahead is that the Ordinary Scheme must be approved by Ordinary Shareholders and the Court.

In addition to the condition I have just mentioned, the following approvals are required for the Contributing Scheme.

First, at today's meeting, the approval of contributing shareholders, with at least 75% of votes cast in person or by proxy. Those contributing shareholders voting in favour must comprise at least one half of all contributing shareholders who vote on the scheme.

Secondly, approval of the contributing scheme by the Federal Court. Subject to your approval today, the company will apply to the Court for its approval on 27 February 2002. This is after the one month period during which ordinary shareholders, contributing shareholders and equity participation shareholders, may elect to defer their participation in their respective schemes for up to a maximum of 20% of CPM's voting shares.

Address specific to Equity Participation Scheme Meeting

This scheme differs slightly from the ordinary scheme in that the principal condition precedent that must be satisfied for the equity participation scheme to go ahead is that the Ordinary Scheme must be approved by Ordinary Shareholders and the Court.

In addition to the condition I have just mentioned, the following approvals are required for the Equity Participation Scheme:

First, at today's meeting, the approval of equity participation shareholders, with at least 75% of votes cast in person or by proxy. Those equity participation shareholders voting in favour must comprise at least one half of all equity participation shareholders who vote on the scheme.

Secondly, approval of the equity participation scheme by the Federal Court. Subject to your approval today, the company will apply to the Court for its approval on 27 February 2002. This is after the one month period during which ordinary shareholders, contributing shareholders and equity participation shareholders, may elect to defer their participation in their respective schemes for up to a maximum of 20% of CPM's voting shares.

Address specific to Convertible Note Scheme Meeting

This scheme differs slightly from the ordinary scheme in that the principal condition precedent that must be satisfied for the contributing scheme to go ahead is that the Ordinary Scheme must be approved by Ordinary Shareholders and the Court.

In addition to the condition I have just mentioned, the following approvals are required:

First, at today's meeting, the approval of convertible noteholders, with at least 75% of the total amount of debts or claims. Those convertible noteholders voting in favour must comprise at least one half of all convertible noteholders who vote on the scheme.

Secondly, approval of the scheme by the Federal Court. Subject to your approval today, the company will apply to the Court for its approval on 27 February 2002. This is after the one month period during which ordinary shareholders, contributing shareholders and equity participation shareholders, may elect to defer their participation in their respective schemes for up to a maximum of 20% of CPM's voting shares.

SPP CPM

Central Pacific Minerals N.L.
A.B.N. 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Chairman Mr Campbell Anderson

24 January, 2002

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Central Pacific Minerals N.L.

In accordance with Listing Rule 3.13.2, set out below are details of the outcome of resolutions put to shareholders at a general meeting and at the scheme meetings held this morning and details of the total number of proxies received in relation to each resolution.

CPM General Meeting

1. That CPM's Constitution be altered as detailed in the Notice of Meeting dated 13 December 2001.

For:	27,378,614
Against:	13,792
Abstained:	83,454
Discretionary:	11,500,411

The resolution was passed on a show of hands.

CPM Ordinary Scheme Meeting

1. That pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company to effect the transfer of all of the issued Ordinary shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.

Proxies received prior to meeting:

For:	27,307,066
Against:	22,722
Abstained:	76,804
Discretionary:	9,180,208

A poll was required under the court order convening the meetings to consider the scheme of arrangement. The resolution was passed with 99.94% of votes cast (by person or by proxy) in favour of the resolution representing 96.76% of shareholders who voted. Total voting on the poll was:

For:	38,188,398
Against:	22,722
Abstained:	76,804

A separate class meeting of SPP, as a shareholder of CPM was held and the resolution was passed with all votes cast by SPP in favour of the resolution.

CPM Contributing Scheme Meeting

2. That pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the *Scheme of Arrangement proposed to be entered into between the Company and the holders of Contributing* Shares in the Company to effect the transfer of all of the issued Contributing Shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.

Proxies received prior to meeting:

For:	2,000
Against:	-
Abstained:	-
Discretionary:	614,300

A poll was required under the court order convening the meetings to consider the scheme of arrangement. The resolution was passed with 100% of votes cast (by person or by proxy) in favour of the resolution representing 100% of shareholders who voted. Total voting on the poll was:

For:	741,300
Against:	-
Abstained:	-

A separate class meeting of SPP, as a shareholder of CPM was held and the resolution was passed with all votes cast by SPP in favour of the resolution.

CPM Equity Participation Scheme Meeting

3. That pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Equity Participation shares in the Company to effect the transfer of all of the issued Equity Participation shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.

Proxies received prior to meeting:

For:	3,814,694
Against:	-
Abstained:	-
Discretionary:	1,817,847

A poll was required under the court order convening the meetings to consider the scheme of arrangement. The resolution was passed with 100% of votes cast (by person or by proxy) in favour of the resolution representing 100% of shareholders who voted. Total voting on the poll was:

For:	6,679,260
Against:	-
Abstained:	-

A separate class meeting of SPP, as a shareholder of CPM was held and the resolution was passed with all votes cast by SPP in favour of the resolution.

CPM Convertible Note Scheme Meeting

4. That pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Convertible Notes in the Company to effect the amendment of the terms of the Convertible Notes of the Company, to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.

Proxies received prior to meeting:

For:	993,274
Against:	-
Abstained:	-
Discretionary:	40,000

A poll was required under the court order convening the meetings to consider the scheme of arrangement. The resolution was passed with 100% of votes cast (by person or by proxy) in favour of the resolution representing 100% of noteholders who voted. Total voting on the poll was:

For:	1,704,000
Against:	-
Abstained:	-

Yours faithfully

V H Kuss
Secretary

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

25 January 2002
Company Announcement

SPP/CPM GAIN OVERWHELMING SHAREHOLDER SUPPORT FOR MERGER OF COMPANIES

The Companies are pleased to announce overwhelming shareholder support for the merger of SPP and CPM at Extraordinary General Meetings held on 24 January 2002. The Scheme was passed at the meeting of CPM Ordinary Shareholders with an overwhelming 99.9% of votes cast in favour of the resolution, representing 96.7% of shareholders who voted. Similar results were achieved with the other security class holders in the Company. The approval paves the way for the Scheme to be effective upon final ratification by the Federal Court of Australia which sits on 27 February 2002.

Mr Campbell Anderson, Chairman of the Companies, stated "We are very pleased with the overwhelming level of shareholder support. The merger of the two companies will result in SPP becoming the fifth largest oil producing company in Australia by market capitalisation, with expectations of increased share liquidity."

At yesterday's meetings, Mr Jim McFarland, Managing Director, commented on the progress at the Stuart project: "Stage 1 has just completed its longest run of 32 days, producing 68,000 barrels of oil. Another shipment was successfully made on 19 January when 38,400 barrels of ultra-low sulphur naphtha was shipped to Sydney." The Stuart Oil Shale Project has now produced over $13 million of high quality oil products.

A total of 133,000 barrels of Stuart oil products have been successfully sold to the refining market in Australia and to fuel oil customers in Singapore. Mr McFarland said "Contrary to inaccurate claims by Greenpeace that product from Stuart has been rejected by a major refiner in Australia, the reality is that this refiner has purchased product in the past but has no current plans for further purchases. However it is keeping the situation under continuous review."

Progress is continuing in developing domestic markets for Stuart's high quality naphtha product. Stuart naphtha has less than one part per million sulphur, which is the cleanest feedstock available to Australian refiners.

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum NL / Central Pacific Minerals NL
Phone: 07 3237 6600

SPP CPM

Chairman Mr Campbell Anderson

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651

Proposed Application to Court to Approve Schemes of Arrangement

In accordance with Listing Rule 7.19.2, Central Pacific Minerals N.L. gives notice that it will apply to the Federal Court of Australia at 10.15 am this morning, 27 February 2002, for an order approving the proposed schemes of arrangement between Central Pacific Minerals N.L. and its members and convertible noteholders to affect the merger with Southern Pacific Petroleum N.L. The schemes were approved by those members and convertible noteholders at the meetings ordered by the Court which were held from 10.15 am on 24 January 2002. If the Court makes orders approving the schemes, the Company intends to lodge a copy of the court orders with the Australian Securities & Investments Commission on 28 February 2002, and to request suspension of trading in the Company's shares on the Australian Stock Exchange effective from the close of trading on 28 February 2002.

SPP CPM

Chairman Mr Campbell Anderson

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651

SPP/CPM Merger by Schemes of Arrangement Approved by Court

In accordance with ASX Listing Rule 7.19.1, Central Pacific Minerals N.L. gives notice that the Federal Court of Australia today approved the schemes of arrangement between Central Pacific Minerals N.L. and its members and convertible noteholders pursuant to sections 411(4) and (6) of the Corporations Act 2001 for the merger of Central Pacific Minerals N.L. and Southern Pacific Petroleum N.L.

27 February, 2002

SPP CPM

Chairman Mr Campbell Anderson

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651

Court Approval Lodged with ASIC

In accordance with ASX Listing Rule 7.19.3, Central Pacific Minerals N.L. gives notice that it has lodged with the Australian Securities & Investments Commission a copy of the attached orders of the Federal Court of Australia approving the schemes of arrangement between Central Pacific Minerals N.L. and its members and convertible noteholders to affect its merger with Southern Pacific Petroleum N.L.

28 February, 2002

IN THE FEDERAL COURT OF AUSTRALIA
REGISTRY: NEW SOUTH WALES DISTRICT

FEDERAL COURT OF AUSTRALIA N.S.W. DISTRICT REGISTRY FILED 27 FEB 2002 Fees paid

No N3014 of 2001

IN THE MATTER OF CENTRAL PACIFIC MINERALS N.L.
ABN: 14 008 460 651

CENTRAL PACIFIC MINERALS N.L.
(ABN 14 008 460 651)

Plaintiff

ORDER

JUDGE: EMMETT J

DATE OF ORDER: 27 FEBRUARY 2002

WHERE MADE: SYDNEY

DISTRICT REGISTRY NEW SOUTH WALES FEDERAL COURT OF AUSTRALIA

THE COURT ORDERS that:

1. The scheme of arrangement between the Plaintiff and its ordinary shareholders (***Ordinary Scheme***) as set out in the Ordinary Scheme document annexed to these orders and marked "A", be approved.

2. The scheme of arrangement between the Plaintiff and its contributory shareholders (***Contributory Scheme***) as set out in the Contributory Scheme document annexed to these orders and marked "B", be approved.

3. The scheme of arrangement between the Plaintiff and its equity participation shareholders (***Equity Participation Scheme***) as set out in the Equity Participation Scheme document annexed to these orders and marked "C", be approved.

Filed on behalf of: CENTRAL PACIFIC MINERALS N.L.

Allens Arthur Robinson
Lawyers
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

DX 105 Sydney
Tel 61 2 9230 4000
Fax 61 2 9230 5333
Ref SWMS:YMSS:204706118 (M Stephens)

saks S0110655057v1 204706118

4. The scheme of arrangement between the Plaintiff and its convertible note holders (***Convertible Notes Scheme***) as set out in the Convertible Notes Scheme document annexed to these orders and marked "D", be approved.

5. Pursuant to section 411(12) of the Corporations Act 2001, the Plaintiff be exempted from compliance with section 411(11) of the Corporations Act 2001 in relation to the Ordinary Scheme, the Contributory Scheme, the Equity Participation Scheme and the Convertible Notes Scheme.

6. These orders be entered forthwith.

Date that entry is stamped 27 FEB 2002 FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY **Deputy District Registrar**

saks S0110855057v1 204706118

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF ORDINARY SHARES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

ADR means American Depositary Receipts.

ADS means an American Depositary Share.

Amended Convertible Notes means the Convertible Notes in CPM following the effective date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Business Day means a day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Contributing Scheme means the scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the scheme record date for that scheme.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of an order to convene the Scheme Meeting and approving this Scheme pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM ADRs means the ADRs delivered by the Depositary (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary), representing the holder's ownership interest in the CPM ADSs (see **ADRs**).

CPM ADSs means ADSs each representing two CPM Ordinary Shares (see **ADRs**).

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Shareholders means each person who is registered in the CPM Register as the holder of an Ordinary Share from time to time.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Ordinary Scheme Members (amongst others) whereby SPP covenants to carry out its obligations under this Scheme.

Defer means the right of Ordinary Scheme Members to defer by Valid Election for immediate receipt of the Scheme Consideration for all or some of an Ordinary Scheme Member's Ordinary Shares.

Deferral Date means the date that is 30 days from the date of the Scheme Meeting.

Deferred Contributing Shares means the Contributing Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Equity Participation Shares means the Equity Participation Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferral Form means the written notice allowing a person to Defer in the form set out in the Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be holders of Deferred Securities.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Shares means the Ordinary Shares that an Ordinary Scheme Member by Valid Election defers from immediately receiving the Scheme Consideration pursuant to clause 4.2(c).

Deferred Security Holders means Ordinary Scheme Members who effectively elect to Defer from the Scheme.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Shares for Replacement Ordinary Shares;

Deferred Security (Compulsory) Exchange Event means any of:

(a) the 10th anniversary of the Implementation Date;

(b) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Shares or any other purported transfer or transmission of the Deferred Shares;

(c) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(d) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(e) if less than 10% of the original number of Deferred Securities have not exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Shares to SPP in exchange for SPP Issuing Replacement Ordinary Shares to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable laws).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Shares to SPP in exchange for SPP issuing Replacement Ordinary Shares to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable laws).

Depositary means BoNY, as depositary for CPM ADSs, SPP ADSs, or sponsored SPP ADSs as appropriate.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) for this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

80% Condition Precedent means the condition precedent set out in clause 3.1(g) of this Scheme.

Equity Participation Scheme means the scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the Scheme Meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means the ratio of 2.664 Replacement Ordinary Shares issued in exchange for each Ordinary Share, as adjusted pursuant to Clause 7.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of this Scheme.

Implementation means the steps required to implement this Scheme in accordance with its provisions.

Information Memorandum means the information memorandum dated 12 December 2001 issued by CPM for this Scheme (amongst others).

Listing Rules means the Listing Rules of the ASX.

Meeting Record Date means the time and date specified in the Notice of Meeting for this Scheme to determine entitlements to attend and vote at the Scheme Meeting.

NASDAQ means the National Association of Securities Dealers Automated Quotation System, or the stock market conducted by it as the context requires.

Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Shares for Replacement Ordinary Shares, which is an accompanying form to the Information Memorandum.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Prescribed Foreign ADR Holders means CPM ADR Holders whose address as shown in the register of CPM ADR Holders kept by the Depositary is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued SPP shares pursuant to the Scheme under the law of the place of such address.

Prescribed Foreign Holders means Prescribed Foreign ADR Holders and Prescribed Foreign Shareholders.

Permitted Jurisdictions means Australia (and its external territories), New Zealand, the US, the UK, Ireland, Jersey and France.

Prescribed Foreign Shareholders means each Ordinary Scheme Member whose address as shown in the CPM Register is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued Replacement Ordinary Shares or Replacement SPP ADRs pursuant to the Scheme under the laws of the place of such address.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to the Contributing Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Ordinary Shares means the fully paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to this Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Replacement SPP ADRs means the Sponsored SPP ADRs to be delivered by BoNY in exchange for CPM ADRs pursuant to the Ordinary Scheme, or in exchange for SPP ADRs as the context requires.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means Replacement Ordinary Shares to be exchanged at the Exchange Ratio for each Ordinary Share.

Scheme Meeting means the meeting of holders of Ordinary Shares convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meeting);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting); and

(d) for the Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means the fifth Business Day following the Effective Date.

SEC means the Shares Exchange Commission of the United States of America.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP ADR Holder means a person who is registered in the register for SPP ADRs kept by the Depositary as the holder of SPP ADRs from time to time. (see **ADRs**)

SPP ADRs means the ADRs delivered by the Depositary or delivered by Bankers Trust Company, Citibank N.A. or

D

Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) representing the holder's ownership interest in the SPP ADSs (see **ADRs**).

SPP ADSs means the ADSs each representing two SPP ordinary shares to be delivered by the Depositary (see **ADRs**).

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

TPP Group means Trans Pacific Petroleum N.L. (ABN 60 008 438 604) and its Subsidiaries.

Valid Election means an Ordinary Scheme Member sending to CPM by the Deferral Date a properly completed and signed Deferral Form electing to Defer for the number of Ordinary Shares indicated in the Deferral Form subject to the following.

(a) The laws of the country (outside Australia) applicable to an Ordinary Scheme Member concerning Ordinary Shares specified in the Deferral Form. If the laws of the country prohibit or restrict the right to Defer or to participate in the Scheme on a deferred basis, then CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in the Scheme as if they had not completed a Deferral Form.

(b) The discretion of the directors of CPM to scale back the number of Ordinary Shares that the TPP Group may nominate in its Deferral Form up to 10% of the TPP Group's total holding of Ordinary Shares so that (whether solely by the operation of this paragraph or in combination with the paragraph below) the 80% Condition Precedent is satisfied.

(c) The discretion of the directors of CPM to scale back the number of Ordinary Shares nominated in an Deferral Form by any Ordinary Scheme Member who holds more than 5,000 Ordinary Shares (including the TPP Group if other such Shareholders are scaled back by more than 10% as to their holding) so that the 80% Condition Precedent is satisfied.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or **$** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) Certain Ordinary Shares are held by the Depositary or the Depositary's agents to enable US based investors to hold an interest in CPM, in the form of ADRs which trade in the over-the-counter market in the United States of America.

(d) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes, were on issue.

(e) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(f) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with this Scheme.

(g) SPP has entered into the Deed Poll in favour of Ordinary Scheme Members (amongst others) pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under this Scheme.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following *Conditions Precedent prior to 5.00 pm on the day before the* Second Court Date that:

(a) SPP Replacement Ordinary Shares being approved for official quotation by the ASX (conditional only on SPP providing to the ASX the information contained in Appendix 3B of the Listing Rules);

(b) SPP ADRs representing SPP ordinary shares to be delivered by the Depositary under the Scheme being approved for quotation on the NASDAQ or, if approval for quotation on the NASDAQ is not granted, on any other stock exchange registered with the SEC as a national securities exchange under the Securities Exchange Act of 1934, with such approval to be unconditional or subject only to the following conditions: the Court making an order approving the Scheme; CPM lodging the Court order with ASIC; and such other conditions as are acceptable to the Court;

(c) that the requisite majority of the shareholders of SPP approve a selective capital reduction to cancel CPM's holding of SPP shares in accordance with the Corporations Act;

(d) that a requisite majority of the shareholders of SPP approve a change to SPP's Constitution:

(i) limiting for 2 years from the Implementation Date the maximum shareholding any person or his or her associates can hold in SPP to 20% (in the terms set out in Appendix 1, as may be amended with the approval of the Court); and

(ii) to adjust the maximum number of Equity Participation Shares that can be issued at any time and other associated amendments (in the terms set out in Appendix 1 of the Information Memorandum issued by CPM dated 12 December 2001, as may be amended with the approval of the Court);

(e) that a requisite majority of the shareholders of SPP approve the issue (and, if required, a change to SPP's Constitution to allow the issue) if the Schemes become Effective of the Replacement Securities;

(f) the requisite majority of shareholders in CPM approve the changes to CPM's Constitution so that the directors of CPM are entitled, to the maximum extent permitted by law, to act in the best interests of the SPP Group and not the interests of Deferred Security Holders;

(g) that as a result of the Scheme, the Contributing Scheme and the Equity Participation Scheme and the Deferral, SPP will own not less than 80% of the Voting Shares;

(h) the Treasurer of Australia approving the acquisition by SPP of all the issued shares in CPM pursuant to the Foreign Acquisitions and Takeovers Act 1975;

(i) a nominee executing a deed under which it agrees to sell the Replacement Ordinary Shares as contemplated in clause 3.4 of the Implementation Deed;

(j) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) within 2 Business Days of the Scheme Record Date, CPM must give SPP the names and addresses shown in the CPM Register of all Ordinary Scheme Members who hold

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

D

Ordinary Shares and the number of Ordinary Shares held by them at such date and such other information as is set out in the CPM Register as SPP may require; and

(b) for all Ordinary Scheme Members except Deferred Security Holders:

(i) the Ordinary Shares, together with all rights and entitlements attaching to the Ordinary Shares as at the Scheme Record Date, will be transferred to SPP on the Implementation Date without the need for any further act by any Ordinary Scheme Member;

(ii) on or as soon as practicable after the Implementation Date, in consideration for the transfer of the Ordinary Shares to SPP, SPP will issue the Scheme Consideration to Ordinary Scheme Members or, in the case of Prescribed Foreign Shareholders or Prescribed Foreign ADR Holders, to a nominee, for each Ordinary Share registered in the name of that Ordinary Scheme Member in accordance with the provisions of the Scheme; or

(iii) provided that where the Scheme Consideration would result in an Ordinary Scheme Member receiving a fraction of a Replacement Ordinary Share, the number of Replacement Ordinary Shares to be issued shall be rounded up or down to the nearest whole number; or

(c) for Deferred Security Holders who make a Valid Election:

(i) they must continue to hold their Deferred Shares (and cannot transfer them);

(ii) upon a Deferred Security Exchange Event the requisite Deferred Security Exchange will occur; and

(iii) the Deferred Security Holders must pay any stamp duty chargeable upon or in respect of the transfer of their Deferred Shares to SPP pursuant to a Deferred Security Exchange;

(iv) provided that where a Deferred Security Exchange would result in a Deferred Security Holder receiving a fraction of a Replacement Ordinary Share, the number of Replacement Ordinary Shares to be issued shall be rounded up or down to the nearest whole number; or

(d) for holders of CPM ADRs, SPP will procure the Depositary to:

(i) deliver to all holders of CPM ADRs as at the Implementation Date, other than Prescribed Foreign ADR Holders, Replacement SPP ADRs on the basis of 0.1332 Replacement SPP ADRs in exchange for every one CPM ADR held by CPM ADR Holders upon surrender of CPM ADRs to the Depositary;

(ii) use reasonable efforts to sell any interests in Replacement SPP ADRs which would otherwise be acquired by a holder of CPM ADRs pursuant to the exchange of CPM ADRs referred to in clause 4.2(d)(i), and which would require the Depositary to deliver fractional SPP ADRs (having aggregated all the Replacement SPP ADRs to be issued to any CPM ADR Holder before determining the ultimate fractional entitlement of each CPM ADR Holder), and to distribute the proceeds, less costs, if any, in US dollars to the relevant holder of CPM ADRs upon surrender of CPM ADRs to the Depositary;

(iii) account to each Prescribed Foreign ADR Holder for its portion of the proceeds, less costs, if any, received from a nominee from the sale of the Replacement SPP ADRs referred to in clause 4.2(d)(ii);

(e) SPP shall procure a nominee to sell the Replacement Ordinary Shares issued to a nominee under the Scheme in the ordinary course of trading on the ASX and:

(i) for Replacement Ordinary Shares issued to a nominee for Prescribed Foreign Shareholders, will account to each Prescribed Foreign Shareholder for its portion of the proceeds, less costs, if any, of sale received from a nominee; and

(ii) for Replacement Ordinary Shares issued to a nominee for Prescribed Foreign ADR Holders, being that number of Replacement Ordinary Shares underlying the SPP ADRs which would otherwise be issued to Prescribed Foreign ADR Holders on implementation of the Ordinary Scheme, will account to the Depositary for the proceeds from the sale, less costs, if any, of those Replacement Securities received from a nominee.

(f) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

4.3 Share transfer forms and registers

(a) CPM will deliver to SPP duly completed and executed share transfer forms or a master form:

(i) to transfer all of the Ordinary Shares, except for the Deferred Shares, to SPP on the Implementation Date;

(ii) to transfer the Deferred Shares held by the Deferred Security Holders to SPP on the time of their transfer pursuant to clause 4.2(c)(ii).

(b) SPP will execute the share transfer form or forms referred to in paragraph (a) and then will deliver the share transfer form or forms to CPM for registration on that date.

(c) Immediately following receipt of the transfer form or forms for the Ordinary Shares under paragraph (a), CPM must enter the name of SPP in the CPM Register for the Ordinary Shares.

(d) On, or as soon as practicable after the Implementation Date, SPP must:

(i) procure the entry of the name of each Ordinary Scheme Member (other than any Deferred Security

Holder or Prescribed Foreign Shareholder) in the SPP Share Register for those Replacement Ordinary Shares making up the Scheme Consideration due to that Ordinary Scheme Member; and

(ii) procure the entry of the name of a nominee in the SPP Share Register for those Replacement Ordinary Shares making up the Scheme Consideration that would be otherwise due to each Prescribed Foreign Shareholder.

(e) On, or as soon as practicable after a Deferred Security Exchange Event (subject to compliance with any applicable laws), SPP will enter the name of each Deferred Security Holder the subject of the Deferred Security Exchange Event in the SPP Share Register for those Replacement Ordinary Shares making up the Scheme Consideration due to that Deferred Security Holder.

5. DEALINGS IN ORDINARY SHARES

(a) For the purpose of establishing who are Ordinary Scheme Members, dealings in Ordinary Shares on or before the Scheme Record Date will only be recognised as a valid transfer:

(i) for dealings of the type to be effected using CHESS, if the transferee is registered in the CPM Register as the holder of the relevant Ordinary Shares at 7.00 pm (Sydney time) on the Scheme Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Ordinary Shares (except for transfers to SPP pursuant to this Scheme) received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, CPM will, until the Scheme Consideration has been provided, maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine entitlements to the Scheme Consideration.

(e) As from the Scheme Record Date, all holding statements for the Ordinary Shares (other than Deferred Shares and Ordinary Shares held by SPP) will cease to have effect and each entry of a Ordinary Scheme Member on the CPM Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. QUOTATION OF ORDINARY SHARES

(a) It is expected that suspension of quotation on the ASX of Ordinary Shares will occur from the close of business on the Effective Date.

(b) Shortly after the Implementation Date, CPM will apply for the official quotation of Ordinary Shares on the ASX to be terminated.

7. VARIATION OF EXCHANGE RATIO

7.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 7.2 to 7.3 occurs in relation to the SPP shares before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

7.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP shares are reconstructed.

7.3 Bonus Issue

If there is an issue or distribution of securities to the holders of SPP securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

8. GENERAL SCHEME PROVISIONS

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) For joint holders of Ordinary Shares, who are not Prescribed Foreign Shareholders and including Deferred Security Holders at the time of a Deferred Security Exchange, the names of those Ordinary Scheme Members must be entered into the SPP Share Register as joint holders of that number of Replacement Ordinary Shares making up the Scheme Consideration due to those joint holders.

(c) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPM Registered Office.

(d) The Ordinary Scheme Members agree to the transfer of their Ordinary Shares to SPP and the issue to them or, in the case of Prescribed Foreign Shareholders, to a nominee, of the Scheme Consideration in accordance with the terms of the Scheme.

(e) The Ordinary Scheme Members will accept the Replacement Ordinary Shares issued by way of Scheme Consideration subject to the SPP Constitution and agree to be bound by the SPP Constitution.

(f) The Ordinary Scheme Members are deemed to have warranted to SPP that all their Ordinary Shares (including any rights attaching to those shares) which are transferred to SPP under the Scheme will, at the date of the transfer of them to SPP, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Ordinary Shares together with any rights attaching to such shares.

(g) The Ordinary Shares transferred to SPP under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(h) SPP shall be beneficially entitled to the Ordinary Shares transferred to it under the Scheme pending registration by CPM of SPP in the CPM Register as the holder of the Ordinary Shares.

(i) The Ordinary Scheme Members consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(j) CPM will execute all documents and do all acts and things necessary incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(k) Each Ordinary Scheme Member, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Ordinary Shares (including in due course for a Deferred Security Exchange) for the purposes of section 1091 of the Corporations Act which may be a master transfer of all the Ordinary Shares and, to the extent applicable, for the purpose of accepting the Replacement Ordinary Shares in exchange for their Ordinary Shares.

(l) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Ordinary Scheme Member within the limits of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(m) The governing law of the Scheme is the law of the State of New South Wales.

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF CONTRIBUTING SHARES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Amended Convertible Notes means the Convertible Notes in CPM following the effective date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Business Day means a day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Contributing Scheme means this scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the Scheme Record Date.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the scheme record date for that scheme.

Corporations Act means the Corporations Act 2001 and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of an order to convene the Scheme Meeting and approving this Scheme pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Shareholders means each person who is registered in the CPM Register as the holder of a Contributing Share from time to time.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Contributing Scheme Members (amongst others) whereby SPP covenants to carry out its obligations under this Scheme.

Defer means the right of Contributing Scheme Members to defer by Valid Election for immediate receipt of the Scheme Consideration for all or some of a Contributing Scheme Member's Contributing Shares.

Deferral Date means the date that is 30 days from the date of the Scheme Meeting.

Deferred Contributing Shares means the Contributing Shares that a Contributing Scheme Member by Valid Election defers from immediately receiving the Scheme Consideration pursuant to clause 4.2(c).

Deferred Equity Participation Shares means the Equity Participation Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferral Form means the written notice allowing a person to Defer in the form set out in the Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may be holders of Deferred Securities.

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

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Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Shares means the Ordinary Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Security Holders means Contributing Scheme Members who effectively elect to Defer from the Scheme.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Contributing Shares for Replacement Contributing Shares;

Deferred Security (Compulsory) Exchange Event means any of: the 10th anniversary of the Implementation Date;

(a) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Contributing Shares or any other purported transfer or transmission of the Deferred Contributing Shares;

(b) upon payment to the Company of the amounts unpaid on the Deferred Contributing Shares;

(c) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(d) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(e) if less than 10% of the original number of Deferred Securities have not exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Contributing Shares to SPP in exchange for SPP issuing Replacement Contributing Shares to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable laws).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Contributing Shares to SPP in exchange for SPP issuing Replacement Contributing Shares to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable laws).

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) for this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

80% Condition Precedent means the condition precedent set out in clause 3.1(g) of the Ordinary Scheme.

Equity Participation Scheme means the scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means the ratio of 2.664 Replacement Contributing Shares issued in exchange for each Contributing Share, as adjusted pursuant to Clause 7.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of this Scheme.

Implementation means the steps required to implement this Scheme in accordance with its provisions.

Information Memorandum means the information memorandum dated 12 December 2001 issued by CPM for this Scheme (amongst others).

Listing Rules means the Listing Rules of the ASX.

Meeting Record Date means the time and date specified in the Notice of Meeting for this Scheme to determine entitlements to attend and vote at the Scheme Meeting.

Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Contributing Shares for Replacement Contributing Shares, which is an accompanying form to the Information Memorandum.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the scheme record date for that scheme.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Prescribed Foreign Holders means Prescribed Foreign Shareholders.

Permitted Jurisdictions means Australia (and its external territories), New Zealand, the US, the UK, Ireland, Jersey and France.

Prescribed Foreign Shareholders means each Contributing Scheme Member whose address as shown in the CPM Register is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued Replacement Contributing Shares pursuant to this Scheme under the laws of the place of such address.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to this Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Ordinary Shares means the fully paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to this Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means Replacement Contributing Shares to be exchanged at the Exchange Ratio for each Contributing Share.

Scheme Meeting means the meeting of holders of Contributing Shares convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meeting);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting); and

(d) for the Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means the fifth Business Day following the Effective Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

TPP Group means Trans Pacific Petroleum N.L. (ABN 60 008 438 604) and its Subsidiaries.

Valid Election means an Contributing Scheme Member sending to CPM by the Deferral Date a properly completed and signed Deferral Form electing to Defer for the payment of Contributing Shares indicated in the Deferral Form subject to the following.

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(a) The laws of the country (outside Australia) applicable to a Contributing Scheme Member concerning Contributing Shares specified in the Deferral Form. If the laws of the country prohibit or restrict the right to Defer or to participate in the Scheme on a deferred basis, then CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in the Scheme as if they had not completed a Deferral Form.

(b) The discretion of the directors of CPM to scale back the number of Contributing Shares that the TPP Group may nominate in its Deferral Form up to 10% of the TPP Group's total holding of Contributing Shares so that (whether solely by the operation of this paragraph or in combination with the paragraph below) the 80% Condition Precedent is satisfied.

(c) The discretion of the directors of CPM to scale back the number of Contributing Shares nominated in a Deferral Form by any Contributing Scheme Member who holds more than 5,000 Contributing Shares (including the TPP Group if other such Shareholders are scaled back by more than 10% as to their holding) so that the 80% Condition Precedent is satisfied.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or $ is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes, were on issue.

(d) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(e) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with this Scheme.

(f) SPP has entered into the Deed Poll in favour of Contributing Scheme Members (amongst others) pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under this Scheme.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to close of the Second Court Hearing that:

(a) the Ordinary Scheme is approved by Ordinary Scheme Members and the Court; and

(b) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) within 2 Business Days of the Scheme Record Date, CPM must give SPP the names and addresses shown in the CPM Register of all Contributing Scheme Members who hold Contributing Shares and the number of Contributing Shares held by them at such date and such other information as is set out in the CPM Register as SPP may require; and

(b) for all Contributing Scheme Members except Deferred Security Holders:

(i) the Contributing Shares, together with all rights and entitlements attaching to the Contributing Shares as at the Scheme Record Date, will be transferred to SPP on the Implementation Date without the need for any further act by any Contributing Scheme Member;

(ii) on or as soon as practicable after the Implementation Date, in consideration for the transfer of the Contributing Shares to SPP, SPP will issue the Scheme Consideration to Contributing Scheme Members or, in the case of Prescribed Foreign Shareholders, to a nominee, for each Contributing Share registered in the name of that Contributing Scheme Member in accordance with the provisions of the Scheme;

(iii) provided that where the Scheme Consideration would result in a Contributing Scheme Member receiving a fraction of a Replacement Contributing Share, the number of Replacement Contributing Shares to be issued shall be rounded up or down to the nearest whole number; or

(c) for Deferred Security Holders who make a Valid Election:

(i) they must continue to hold their Deferred Shares (and cannot transfer them);

(ii) upon a Deferred Security Exchange Event the requisite Deferred Security Exchange will occur; and

(iii) the Deferred Security Holders must pay any stamp duty chargeable upon or in respect of the transfer of their Deferred Shares to SPP pursuant to a Deferred Security Exchange;

(iv) provided that where a Deferred Security Exchange would result in a Deferred Security Holder receiving a fraction of a Replacement Contributing Share, the number of Replacement Contributing Shares to be issued shall be rounded up or down to the nearest whole number;

(d) SPP shall procure a nominee to, if the following will result in positive net proceeds, pay up the amount unpaid on the Replacement Contributing Shares issued to a nominee under the Scheme (which would then become Ordinary Shares) and then sell those Ordinary Shares in the ordinary course of trading on the ASX and for Replacement Contributing Shares issued to a nominee for Prescribed Foreign Shareholders, will account to each Prescribed Foreign Shareholder for its portion of the proceeds, less costs, if any, of sale received from a nominee; and

(e) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

4.3 Share transfer forms and registers

(a) CPM will deliver to SPP duly completed and executed share transfer forms or a master form:

(i) to transfer all of the Contributing Shares, except for the Deferred Contributing Shares, to SPP on the Implementation Date;

(ii) to transfer the Deferred Contributing Shares held by the Deferred Security Holders to SPP on the time of their transfer pursuant to clause 4.2(c)(ii).

(b) SPP will execute the share transfer form or forms referred to in paragraph (a) and then will deliver the share transfer form or forms to CPM for registration on that date.

(c) Immediately following receipt of the transfer form or forms for the Contributing Shares under paragraph (a), CPM must enter the name of SPP in the CPM Register for the Contributing Shares.

(d) On, or as soon as practicable after, the Implementation Date, SPP must:

(i) procure the entry of the name of each Contributing Scheme Member (other than any Deferred Security Holder or Prescribed Foreign Shareholder) in the SPP Share Register for those Replacement Contributing Shares making up the Scheme Consideration due to that Contributing Scheme Member; and

(ii) procure the entry of the name of a nominee in the SPP Share Register for those Replacement Contributing Shares making up the Scheme Consideration that would be otherwise due to each Prescribed Foreign Shareholder.

(e) On, or as soon as practicable after a Deferred Security Exchange Event (subject to compliance with any applicable laws), SPP will enter the name of each Deferred Security Holder the subject of the Deferred

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Security Exchange Event in the SPP Share Register for those Replacement Contributing Shares making up the Scheme Consideration due to that Deferred Security Holder.

5. DEALINGS IN CONTRIBUTING SHARES

(a) For the purpose of establishing who are Contributing Scheme Members, dealings in Contributing Shares on or before the Scheme Record Date will only be recognised as a valid transfer:

(i) for dealings of the type to be effected using CHESS, if the transferee is registered in the CPM Register as the holder of the relevant Contributing Shares at 7.00 pm (Sydney time) on the Scheme Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Contributing Shares (except for transfers to SPP pursuant to this Scheme) received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, CPM will, until the Scheme Consideration has been provided, maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine entitlements to the Scheme Consideration.

(e) As from the Scheme Record Date, all holding statements for the Contributing Shares (other than Deferred Shares and Contributing Shares held by SPP) will cease to have effect, and each entry of a Contributing Scheme Member on the CPM Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. QUOTATION OF CONTRIBUTING SHARES

(a) It is expected that suspension of quotation on the ASX of Contributing Shares will occur from the close of business on the Effective Date.

(b) Shortly after the Implementation Date, CPM will apply for the official quotation of Contributing Shares on the ASX to be terminated.

7. VARIATION OF EXCHANGE RATIO

7.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 7.2 to 7.3 occurs in relation to the SPP shares before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

7.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP shares are reconstructed.

7.3 Bonus Issue

If there is an issue or distribution of securities to the holders of SPP securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

8. GENERAL SCHEME PROVISIONS

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) For joint holders of Contributing Shares, who are not Prescribed Foreign Shareholders and including Deferred Security Holders at the time of a Deferred Security Exchange, the names of those Contributing Scheme Members must be entered into the SPP Share Register as joint holders of that number of Replacement Contributing Shares making up the Scheme Consideration due to those joint holders.

(c) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPM Registered Office.

(d) The Contributing Scheme Members agree to the transfer of their Contributing Shares to SPP and the issue to them or, in the case of Prescribed Foreign Shareholders, to a nominee, of the Scheme Consideration in accordance with the terms of the Scheme.

(e) The Contributing Scheme Members accept the Replacement Contributing Shares issued by way of Scheme Consideration subject to the SPP Constitution and agree to be bound by the SPP Constitution.

(f) The Contributing Scheme Members are deemed to have warranted to SPP that all their Contributing Shares (including any rights attaching to those shares) which

are transferred to SPP under the Scheme will, at the date of the transfer of them to SPP, be paid up to A$0.25 each, free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Contributing Shares together with any rights attaching to such shares.

(g) The Contributing Shares transferred to SPP under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(h) SPP shall be beneficially entitled to the Contributing Shares transferred to it under the Scheme pending registration by CPM of SPP in the CPM Register as the holder of the Contributing Shares.

(i) The Contributing Scheme Members consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(j) CPM will execute all documents and do all acts and things necessary, incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(k) Each Contributing Scheme Member, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Contributing Shares (including in due course for a Deferred Security Exchange) for the purposes of section 1091 of the Corporations Act which may be a master transfer of all the Contributing Shares and, to the extent applicable, for the purpose of accepting the Replacement Contributing Shares in exchange for their Contributing Shares.

(l) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Contributing Scheme Member within the limits of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(m) The governing law of the Scheme is the law of the State of New South Wales.

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Part F: Equity Participation Scheme

Equity Participation Scheme

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF EQUITY PARTICIPATION SHARES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Amended Convertible Notes means the Convertible Notes in CPM following the effective date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Business Day means a day on which trading banks are open for business in Brisbane.

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Contributing Scheme means the scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the scheme record date for that scheme.

Corporations Act means the Corporations Act 2001 and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of an order to convene the Scheme Meeting and approving this Scheme pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Shareholders means each person who is registered in the CPM Register as the holder of an Ordinary Share from time to time.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Equity Participation Scheme Members (amongst others) whereby SPP covenants to carry out its obligations under this Scheme.

Defer means the right of Equity Participation Scheme Members to defer by Valid Election for immediate receipt of the Scheme Consideration for all or some of an Equity Participation Scheme Member's Equity Participation Shares.

Deferral Date means the date that is 30 days from the date of the Scheme Meeting.

Deferred Contributing Shares means the Contributing Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Equity Participation Shares means the Equity Participation Shares that an Equity Participation Scheme Member by Valid Election defers from immediately receiving the Scheme Consideration pursuant to clause 4.2(c).

Deferral Form means the written notice allowing a person to Defer in the form set out in the Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be holders of Deferred Securities.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Shares means the Ordinary Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Security Holders means Equity Participation Scheme Members who effectively elect to Defer from the Scheme.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Equity Participation Shares for Replacement Ordinary Shares;

Deferred Security (Compulsory) Exchange Event means any of:

(a) the 10th anniversary of the Implementation Date;

(b) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Equity Participation Shares or any other purported transfer or transmission of the Deferred Equity Participation Shares;

(c) upon payment to the Company of the amounts unpaid on Deferred Equity Participation Shares;

(d) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(e) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(f) if less than 10% of the original number of Deferred Securities have not exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Equity Participation Shares to SPP in exchange for SPP issuing Replacement Equity Participation Shares to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable laws).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Equity Participation Shares to SPP in exchange for SPP issuing Replacement Equity Participation Shares to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable laws).

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) for this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

80% Condition Precedent means the condition precedent set out in clause 3.1(g) of the Ordinary Scheme.

Equity Participation Scheme means this scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the Scheme Record Date.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means the ratio of 2.664 Replacement Equity Participation Shares issued in exchange for each Equity Participation Share, as adjusted pursuant to Clause 7.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of this Scheme.

Implementation means the steps required to implement this Scheme in accordance with its provisions.

Information Memorandum means the information memorandum dated 12 December 2001 issued by CPM for this Scheme (amongst others).

Listing Rules means the Listing Rules of the ASX.

Meeting Record Date means the time and date specified in the Notice of Meeting for this Scheme to determine entitlements to attend and vote at the Scheme Meeting.

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Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Equity Participation Shares for Replacement Equity Participation Shares, which is an accompanying form to the Information Memorandum.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the scheme record date for that scheme.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to the Contributing Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Ordinary Shares means the fully paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to this Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means Replacement Equity Participation Shares to be exchanged at the Exchange Ratio for each Equity Participation Share.

Scheme Meeting means the meeting of holders of Equity Participation Shares convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meeting);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting); and

(d) for Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means the fifth Business Day following the Effective Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or Group means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

TPP Group means Trans Pacific Petroleum N.L. (ABN 60 008 438 604) and its Subsidiaries.

Valid Election means an Equity Participation Scheme Member sending to CPM by the Deferral Date a properly completed and signed Deferral Form electing to Defer for the number of Equity Participation Shares indicated in the Deferral Form subject to the following.

(a) The laws of the country (outside Australia) applicable to an Equity Participation Scheme Member concerning Equity Participation Shares specified in the Deferral Form. If the laws of the country prohibit or restrict the right to Defer or to participate in the Scheme on a deferred basis, then CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that

country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in the Scheme as if they had not completed a Deferral Form.

(b) The discretion of the directors of CPM to scale back the number of Equity Participation Shares that the TPP Group may nominate in its Deferral Form up to 10% of the TPP Group's total holding of Equity Participation Shares so that (whether solely by the operation of this paragraph or in combination with the paragraph below) the 80% Condition Precedent is satisfied.

(c) The discretion of the directors of CPM to scale back the number of Equity Participation Shares nominated in an Deferral Form by any Equity Participation Scheme Member who holds more than 5,000 Equity Participation Shares (including the TPP Group if other such Shareholders are scaled back by more than 10% as to their holding) so that the 80% Condition Precedent is satisfied.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or **$** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.4 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes, were on issue.

(d) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(e) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with this Scheme.

(f) SPP has entered into the Deed Poll in favour of Equity Participation Scheme Members (amongst others) pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under this Scheme.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to close of the Second Court Hearing that:

(a) the Ordinary Scheme is approved by the Ordinary Scheme Members and the Court;

(b) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(10) of the Corporations Act within 5 Business Days of the making of that Court order.

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4.2 Implementation

If the Scheme becomes Effective then:

(a) within 2 Business Days of the Scheme Record Date, CPM must give SPP the names and addresses shown in the CPM Register of all Equity Participation Scheme Members who hold Equity Participation Shares and the number of Equity Participation Shares held by them at such date and such other information as is set out in the CPM Register as SPP may require; and

(b) for all Equity Participation Scheme Members except Deferred Security Holders:

(i) the Equity Participation Shares, together with all rights and entitlements attaching to the Equity Participation Shares as at the Scheme Record Date, will be transferred to SPP on the Implementation Date without the need for any further act by any Equity Participation Scheme Member;

(ii) on or as soon as practicable after the Implementation Date, in consideration for the transfer of the Equity Participation Shares to SPP, SPP will issue the Scheme Consideration to Equity Participation Scheme Members;

(iii) provided that where the Scheme Consideration would result in an Equity Participation Scheme Member receiving a fraction of a Replacement Equity Participation Share, the number of Replacement Equity Participation Shares to be issued shall be rounded up or down to the nearest whole number; or

(c) for Deferred Security Holders who make a Valid Election:

(i) they must continue to hold their Deferred Equity Participation Shares (and cannot transfer them);

(ii) upon a Deferred Security Exchange Event the requisite Deferred Security Exchange will occur;

(iii) the Deferred Security Holders must pay any stamp duty chargeable upon or in respect of the transfer of their Deferred Equity Participation Shares to SPP pursuant to a *Deferred Security Exchange*; and

(iv) provided that where a Deferred Security Exchange would result in a Deferred Security Holder receiving a fraction of a Replacement Equity Participation Share, the number of Replacement Equity Participation Shares to be issued shall be rounded up or down to the nearest whole number.

(d) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

4.3 Share transfer forms and registers

(a) CPM will deliver to SPP duly completed and executed share transfer forms or a master form:

(i) to transfer all of the Equity Participation Shares, except for the Deferred Equity Participation Shares, to SPP on the Implementation Date;

(ii) to transfer the Deferred Equity Participation Shares held by the Deferred Security Holders to SPP on the time of their transfer pursuant to clause 4.2(c)(ii).

(b) SPP will execute the share transfer form or forms referred to in paragraph (a) and then will deliver the share transfer form or forms to CPM for registration on that date.

(c) Immediately following receipt of the transfer form or forms for the Equity Participation Shares under paragraph (a), CPM must enter the name of SPP in the CPM Register for the Equity Participation Shares.

(d) On, or as soon as practicable after, the Implementation Date, SPP must procure the entry of the name of each Equity Participation Scheme Member (other than any Deferred Security Holder) in the SPP Share Register for those Replacement Equity Participation Shares making up the Scheme Consideration due to that Equity Participation Scheme Member;

(e) On, or as soon as practicable after a Deferred Security Exchange Event (subject to compliance with any applicable laws), SPP will enter the name of each Deferred Security Holder the subject of the Deferred Security Exchange Event in the SPP Share Register for those Replacement Equity Participation Shares making up the Scheme Consideration due to that Deferred Security Holder.

5. DEALINGS IN EQUITY PARTICIPATION SHARES

(a) For the purpose of establishing who are Equity Participation Scheme Members, dealings in Equity Participation Shares on or before the Scheme Record Date will only be recognised as a valid transfer if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Equity Participation Shares (except for transfers to SPP pursuant to this Scheme) received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, CPM will, until the Scheme Consideration has been provided, maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine entitlements to the Scheme Consideration.

(e) As from the Scheme Record Date, all certificates for the Equity Participation Shares (other than Deferred Equity Participation Shares and Equity Participation Shares held by SPP) will cease to have effect, and each entry of a Equity Participation Scheme Member on the CPM Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. [DELIBERATELY LEFT BLANK]

7. VARIATION OF EXCHANGE RATIO

7.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 7.2 to 7.3 occurs in relation to the SPP shares before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

7.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP shares are reconstructed.

7.3 Bonus Issue

If there is an issue or distribution of securities to the holders of SPP securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

8. General Scheme provisions

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) For joint holders of Equity Participation Shares including Deferred Security Holders at the time of a Deferred Security Exchange, the names of those Equity Participation Scheme Members must be entered into the SPP Share Register as joint holders of that number of Replacement Equity Participation Shares making up the Scheme Consideration due to those joint holders.

(c) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPM Registered Office.

(d) The Equity Participation Scheme Members agree to the transfer of their Equity Participation Shares to SPP and the issue to them of the Scheme Consideration in accordance with the terms of the Scheme.

(e) The Equity Participation Scheme Members will accept the Replacement Equity Participation Shares issued by way of Scheme Consideration subject to the SPP Constitution and agree to be bound by the SPP Constitution.

(f) The Equity Participation Scheme Members are deemed to have warranted to SPP that all their Equity Participation Shares (including any rights attaching to those shares) which are transferred to SPP under the Scheme will, at the date of the transfer of them to SPP, be free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Equity Participation Shares together with any rights attaching to such shares.

(g) The Equity Participation Shares transferred to SPP under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(h) SPP shall be beneficially entitled to the Equity Participation Shares transferred to it under the Scheme pending registration by CPM of SPP in the CPM Register as the holder of the Equity Participation Shares.

(i) The Equity Participation Scheme Members consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(j) CPM will execute all documents and do all acts and things necessary incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(k) Each Equity Participation Scheme Member, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Equity Participation Shares (including in due course for a Deferred Security Exchange) for the purposes of section 1091 of the Corporations Act which may be a master transfer of all the Equity Participation Shares and, to the extent applicable, for the purpose of accepting the Replacement Equity Participation Shares in exchange for their Equity Participation Shares.

(l) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Equity Participation Scheme Member within the limits

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

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of the, power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(m) The governing law of the Scheme is the law of the State of New South Wales.

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

Convertible Note Scheme

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF CONVERTIBLE NOTES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

ADR means American Depositary Receipts.

ADS means an American Depositary Share.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Amended Convertible Note Terms means the Convertible Note Terms as amended by this Scheme.

Business Day means a day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Option Price means:

(a) for the Convertible Notes, A$7.80 for each option to acquire an Ordinary Share pursuant to clause 3.1(l) of the Third Schedule of the Convertible Note Terms; and

(b) for the Amended Convertible Notes, A$2.93 for each option to acquire a SPP ordinary share pursuant to clause 3.1(l) of the Third Schedule of the Amended Convertible Note Terms;

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means, for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, a person who is registered in the CPM Register as the holder of a Convertible Note at the Scheme Record Date.

Corporations Act means the Corporations Act 2001 and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of orders to convene the Scheme Meetings and approving the Schemes pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM Conversion Election means an election pursuant to the Convertible Note Terms to convert the Convertible Notes at the Exchange Ratio be issued CPM Ordinary Shares.

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Scheme Participants whereby SPP covenants to carry out its obligations under the Schemes.

Effective means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to that Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Exchange Ratio means 2.664 SPP Shares for each Convertible Note.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of the Schemes.

Listing Rules means the Listing Rules of the ASX.

Ordinary Shares means fully paid ordinary shares in the capital of CPM.

Ordinary Scheme means the scheme of arrangement between CPM and the Ordinary Scheme Members.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Meeting means the meeting of holders convened by the Court pursuant to section 411(1) of the Corporations Act.

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

G

Scheme Participants means holders of Convertible Notes, or persons entitled to be registered as holders of Convertible Notes, as at 5.00 pm (Brisbane time) at the Scheme Record Date.

Scheme Record Date means the fifth Business Day following the Effective Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 96 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP's Constitution means the constitution of SPP in force from time to time.

SPP Conversion Election means an election pursuant to the Amended Convertible Note Terms to convert the Convertible Notes at the Exchange Ratio be issued SPP Ordinary Shares.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or $ is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) Certain Ordinary Shares are held by the Depositary or the Depositary's agents to enable US based investors to hold an interest in CPM, in the form of ADRs which trade in the over-the-counter market in the United States of America.

(d) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes,
were on issue.

(e) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(f) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with the Schemes.

(g) SPP has entered into the Deed Poll in favour of Scheme Participants pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under the Schemes.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to 5.00 pm on the day before the Second Court Date that:

(a) The Ordinary Scheme is approved by Ordinary Scheme Participants and the Court

(b) the Implementation Deed not being terminated in accordance with clause 4 of the Deed

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) the Convertible Note Terms will be amended in the manner set out in the Schedule;

(b) until the Scheme Record Date, Convertible Note Holders can only make a CPM Conversion Election;

(c) after the Scheme Record Date, Convertible Note Holders can not make a CPM Conversion Election but can only make a SPP Conversion Election;

(d) for all Scheme Participants, in consideration for the amendments to the Convertible Note Terms, CPM will procure SPP to, and SPP will:

(i) issue SPP Shares to Convertible Note Holders if they apply to convert their Convertible Notes on the Amended Convertible Note Terms after the Scheme Record Date;

(ii) issue options over SPP Shares to Convertible Note Holders in the circumstances set out in the Amended Convertible Note Terms after the Scheme Record Date; and

(iii) upon any valid request by CPM to take any other action as provided for under the Amended Convertible Note Terms, comply with that request.

(e) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

5. DEALINGS IN CONVERTIBLE NOTES

(a) For the purpose of establishing who are Scheme Participants, dealings in Convertible Notes on or before the Scheme Record Date will only be recognised as a valid transfer if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Convertible Notes received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining the right to make a CPM Conversion Election or a SPP Conversion Election, CPM will maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine the CPM Conversion Election or a SPP Conversion Election.

6. GENERAL SCHEME PROVISIONS

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPMs Registered Office or at its Share Registry.

(c) The Scheme Participants agree to the amendment of the Convertible Note Terms as set out in the Schedule.

(d) The Scheme Participants consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(e) CPM will execute all documents and do all acts and things necessary incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(f) Each Scheme Participant, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme.

(g) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Scheme Participant within the limits of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(h) The governing law of the Scheme is the law of the State of New South Wales.

G

SPP CPM

Central Pacific Minerals N.L.

A.C.N. 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Our Ref:

Your Ref:

Chairman Campbell Anderson

28 February 2002

The Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Attention: Dianna Higgins

BY FAX: (07) 3835 1004

Dear Ms Higgins

Request for suspension of trading

We refer to the merger of Central Pacific Minerals N.L. (***CPM***) and Southern Pacific Petroleum N.L. by way of schemes of arrangement.

As you are aware, the schemes of arrangement were approved by CPM's shareholders and convertible noteholders at the scheme meetings held on 24 January 2002. The schemes of arrangement were also approved by the Federal Court of Australia yesterday, 27 February 2002 and a copy of the court order approving the schemes was lodged with the Australian Securities and Investments Commission earlier today.

Accordingly, we request that the quotation of CPM's ordinary shares and contributing shares be suspended from quotation at the close of business today, 28 February 2002. We intend to apply for CPM to be delisted once the schemes have been implemented, in approximately two weeks.
CPM is not aware of any reason why its securities should not be suspended in accordance with this request.

Please call Vic Kuss on 3237 6606 if you require any further information.

Yours faithfully

For and on behalf of
Central Pacific Minerals N.L.

ASX
AUSTRALIAN STOCK EXCHANGE

PROPOSED MERGER BETWEEN CENTRAL PACIFIC MINERALS NL AND SOUTHERN PACIFIC PETROLEUM NL

Background

Participating Organisations are advised the proposed merger between Central Pacific Minerals NL ("CPM") and Southern Pacific Petroleum NL ("SPP") was approved by shareholders on 24 January 2002. The restructure will occur by way of four separate schemes of arrangements.

Under the schemes, SPP will acquire shares in CPM held by shareholders other than SPP in exchange for the issue of SPP shares in an equivalent class. In accordance with the agreement, SPP will issue 2.664 replacement shares for each CPM share held.

The schemes of arrangement will result in SPP owning at least 80% of CPM's voting shares. It is a feature of the schemes that holders of ordinary shares, contributing shares and equity participation shares in CPM can elect to defer participation in the schemes for up to ten years for a maximum of 20% of CPM's voting shares. The final date for election to defer participation in the schemes was 25 February 2002.

Under the terms of the schemes, SPP will not seek quotation of the replacement securities issued to CPM contributing shareholders (CPMCA) as these new shares will represent a separate class to the existing listed SPP contributing shares.

Timetable

Following advice of Court approval for the schemes, the following timetable will apply.

Wednesday, 27 February 2002	Court Hearing for approval of the Schemes
Thursday, 28 February 2002	Court Order to be lodged with ASIC and ASX. The securities of CPM will be suspended and cease official quotation at the close of trading (ASX Code: CPM & CPMCA).
Friday, 1 March 2002	Deferred settlement trading commences in the new SPP ordinary shares (ASX Code SPPN). Note: There will be no deferred settlement market for the new SPP contributing shares issued to CPMCA shareholders as the new securities will not be quoted on ASX.
Thursday, 7 March 2002	Record date to determine entitlements under the schemes. Last day to register transfers on a pre-reorganisation basis.

Friday, 8 March 2002	First day for entity to register securities on a post reorganisation basis and first day for issue of holding statements.
Friday, 15 March 2002	Despatch date for holding statements in relation to new shares issued by SPP to former CPM shareholders. Deferred settlement trading ends.
Monday, 18 March 2002	New ordinary shares issued by SPP to former CPM holders merge with the existing SPP shares. Trading commences on a normal T+3 basis. (ASX Code: SPP)
Thursday, 21 March 2002	First settlement date for on market deferred settlement trades conducted in SPPN and for trades conducted on a T+3 basis in SPP on 18 March 2002.
Thursday, 28 March 2002	Anticipated date for removal of CPM from the official list of ASX.

Further Information

For further information in relation to the merger proposal, please refer to the schemes of arrangement documentation released to the market on Monday, 17 December 2001.

ASX Contact:	Peter McNamara
Business Unit	Companies Brisbane
Ext.No:	4000
Date:	28 February 2002

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

28 February 2002

CENTRAL PACIFIC MINERALS NL

SUSPENSION FROM OFFICIAL QUOTATION

The securities of CENTRAL PACIFIC MINERALS NL (the "Company") will be suspended from official quotation at the close of trading today, 28 February 2002, following shareholder and Court approval for the proposal to merge with Southern Pacific Petroleum NL under a Scheme of Arrangement. For further information, please refer to the Company's announcement of today and to the scheme of arrangement documentation released to the market on 17 December 2001.

Security Code: CPM
CPMCA

Peter McNamara
Senior Companies Advisor

SPP CPM

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

28 February, 2002

The Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Attention: Company Announcements Platform

Dear Sir/Madam

Lodgement of Amended Convertible Note Terms

Pursuant to Listing Rule 15.2.1, I attach a copy of Convertible Note Terms for the convertible notes issued in Central Pacific Minerals N.L. which have been amended today according to the terms of the convertible note scheme of arrangement. Today is the effective date for the scheme.

Yours sincerely

Central Pacific Minerals N.L.

Central Pacific Minerals NL (ACN 008 460 651)

(A company incorporated in the Australian Capital Territory)

Registry Office: c/- Phipson Nominees Pty Ltd, 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, Australian Capital Territory

Correspondence: As above.

Convertible Unsecured Note Certificate

Noteholder Number	Name	Issue Date	Is the Registered Holder of

$7.80 Convertible Unsecured Note in Central Pacific Minerals NL.

Convertible Unsecured Notes are created and issued under authority of the Constitution of Central Pacific Minerals NL and upon and subject to the Conditions of Issue set out in this Note.

The Notes:

(a) bear interest at the rate of 8.5% per annum on the principal amount of the Notes from the Issue Date until the earlier of conversion or Maturity to accrue on a simple 30 day basis, calculated on a 360 day year. Subject to the Special Conditions of Issue, interest is payable semi-annually in each year during the currency of the Notes;

(b) are convertible into ordinary Shares in the manner and upon and subject to the terms and conditions contained in the Special Conditions of Issue; and

(c) unless converted or repaid early are repayable on the Maturity Date.

The Issuer is not prohibited from issuing securities ranking ahead of the Notes.

This certificate must be surrendered upon any transfer, repayment or conversion of any of the Notes comprised in this Certificate.

See overleaf for Terms and Conditions of Issue

SIGNED for and on behalf of)
Central Pacific Minerals NL by
[ ] its duly)
constituted Attorney)
in the presence of:)

Signature	Signature
Print name	Print name
Office held	Office held

Conversion Notice

TO: Central Pacific Minerals NL
C/- Phipson Nominees Pty Ltd
9th Floor, National Mutual Centre
15 London Circuit
CANBERRA ACT 2600

I/We give notice of the exercise of my/our right to convert the whole or *............................ being part of the Notes included in this Certificate** into fully paid ordinary Shares in accordance with the Special Conditions of Issue of the Notes set out above.

If the Notice is signed by an attorney, the attorney declares that he has no notice of revocation of the power under authority of which this Notice is signed. Companies should sign under seal or by attorney.

Signature(s) ....

Date: ....

* Notes can only be converted in parcels of 1,000 Notes (or any multiple of 1,000 Notes) unless it is the entire holding of Notes. If no figure is filled in the Notice will be deemed to relate to all of the Notes held by you.

** Adjust for Uncertificated Notes.

Terms and Conditions of Issue

1. Definitions and Interpretations

1.1 Definitions

In these conditions unless the context or subject matter otherwise indicates or requires:

Auditor means the auditor or auditors of the Company for the time being duly appointed in compliance with the Corporations Law;

ASX means the Australian Stock Exchange Limited (ACN 008 624 691) and where the context allows includes any of its Subsidiaries;

Bank means a bank as that term is defined in the Banking Act 1959;

Business Day means any day on which Banks are open for banking business in Brisbane;

Company means Central Pacific Minerals NL (ACN 008 460 651);

Conditions of Issue in relation to any Note means the terms and conditions upon which such Note is issued (including, the conditions set out in the First Schedule and any Special Conditions of Issue) as amended from time to time;

Conversion Date means, in relation to any Note, the date on which that Note is converted into 2.664 Shares pursuant to these conditions;

Conversion Period means the period beginning on the day 30 days following the Issue Date and ending on the Business Day before the Maturity Date.

Financial Close means the date when the Company issues a certificate in the form contained in the Fourth Schedule certifying that the joint venture participants in Stage 2 of the Stuart Project have signed an unconditional commitment to construct Stage 2 of the Stuart Project as soon as practicable and announced that commitment to ASX;

Holder or ***Noteholder*** means in relation to any of the Notes at any time the person or corporation at that time registered as the holder of that Note in the Register of Noteholders maintained by the Company;

Interest Period means:

(a) where the relevant Note has not been converted and the Maturity Date does not occur prior to or during such period, each period of 6 months ended 31 May and 30 November;

(b) where the relevant Note has not been converted prior to such period, the period ending on the Maturity Date and commencing on the day following the last day of the immediately preceding 6 month period calculated pursuant to (a) above; and

(c) where the relevant Note has been converted during such period, the period ending in the day before conversion and commencing on the

day following the last day of the immediately preceding 6 month period calculated pursuant to (a) above.

Issue Date means that date on which the Company issues the Notes;

ITAA means the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 of the Commonwealth of Australia;

Listing Rules means the listing rules of the ASX as amended from time to time;

Maturity Date means, in relation to any Note, 5 years from Issue Date or such earlier date (if any) on which the Company will be obliged pursuant to these conditions to repay the principal moneys payable on that Note;

Moneys Owing means the principal moneys and interest from time to time payable in respect of the Notes to any Noteholder under or pursuant to the terms of issue of any of the Notes;

Note means a convertible unsecured note issued by the Company subject to the Conditions of Issue with a face value of $7.80 which has not been converted into Shares;

Note Certificate or ***Certificate*** means a certificate issued by the Company certifying that the person named in the certificate is the registered holder of the Notes stated;

Note Register or ***Register of Noteholders*** or ***Register*** is the Register of Noteholders kept by the Company pursuant to the Conditions of Issue and includes every branch register;

Quotation has the same meaning as in the Listing Rules;

Registered Address in respect of a Noteholder means his address as recorded in the Register;

Share means a fully-paid ordinary share in SPP,

Special Conditions of Issue means in relation to any Note the conditions included in the Third Schedule;

Stage 2 of the Stuart Project means a future development of the Stuart Resource involving the mining of shale oil, the retorting of crude oil from the oil shale and the distillation of the crude oil to produce oil products utilising technology for the extraction of oil from oil shale.

Stuart Resource means the oil shale resource comprised in the Queensland mining tenements currently described as ML80003, and ML(A)80081.

Subsidiary has the same meaning as in the Corporations Law.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366).

1.2 Interpretation

In the interpretation of a Note, unless the context otherwise requires:

(a) singular includes plural and vice versa;

(b) any gender includes every gender;

(c) references to people include corporations and other legal entities;

(d) references to writing include any means of representing or reproducing words, figures, drawings or symbols in a visible, tangible form, in English;

(e) references to signature and signing include due execution of a document by a corporation or other relevant entity;

(f) references to months mean calendar months;

(g) references to statutes include statutes amending, consolidating or replacing the statutes referred to and all regulations, orders-in-council, rules, by-laws and ordinances made under those statutes;

(h) references to sections of statutes or terms defined in statutes refer to corresponding sections or defined terms in amended, consolidated or replacement statutes;

(i) references to clauses and schedules refer to clauses and schedules of this Note;

(j) headings and the table of contents are used for convenience only and are to be disregarded;

(k) where any word or phrase is given a defined meaning, any other grammatical form of that word or phrase has a corresponding meaning;

(l) each paragraph or sub-paragraph in a list is to be read independently from the others in the list;

(m) no rule of construction of documents will apply to the disadvantage of a party, on the basis that the party put forward this document or any relevant part of it; and if any term of this Note is legally unenforceable or made inapplicable, it will be severed or read down, but so as to maintain (as far as possible) all other terms of this Note (unless to do so would change the underlying principal commercial purposes of this Note).

1.3 Inconsistencies

To the extent of any inconsistency between any Special Conditions of Issue contained in the Third Schedule, these Terms and Conditions and the General Conditions in the First Schedule, the Special Conditions of Issue will prevail.

2. Issue of Notes

2.1 The Company may issue further Notes upon the terms and conditions set out in this Note.

2.2 The Notes will be held with the benefit of and subject to the provisions of the Conditions of Issue which provisions will be binding on the Company, the Noteholders and any persons claiming through them respectively. Issue of a Note Certificate to a Noteholder shall be sufficient evidence of the agreement by the Company to be bound by the Conditions of Issue.

2.3 The Company will be at liberty to pay a commission or procuration fee to any person, firm or corporation for subscribing or underwriting the subscription of or obtaining subscriptions for any Notes.

2.4 Successive issues of Notes will not be on terms which give successive Noteholders greater priority to the assets of the Company upon winding up than earlier Noteholders.

3. Acknowledgement of Indebtedness

3.1 The Company acknowledges its indebtedness in respect of the principal moneys represented by a Note and the interest payable on the Note in accordance with the Conditions of Issue.

4. No Re-Issue of Notes

4.1 Any Note redeemed, repaid or satisfied will automatically be cancelled and will not be available for re-issue.

5. Execution of Note Certificates

5.1 Subject to any requirement of law, any Note Certificate issued will be signed on behalf of the Company by any duly authorised officer of the Company. Any signature required for such purpose may be a facsimile applied by mechanical means.

5.2 Despite any breach or omission or otherwise in relation to the issue by the Company of any Note, all Notes and all claims on the Company purporting to be Notes and in respect of which a Note Certificate has been issued will, as between the relevant Noteholder and the Company, the relevant Noteholder and any liquidator of the Company and as between the relevant Noteholder and all other Noteholders be deemed to have been validly issued.

6. Company's Covenants and Warranties

6.1 The Company will, so long as any Notes remain outstanding:

(a) use its best endeavours to carry on and conduct its business in a proper and efficient manner and keep proper books of account and therein enter full particulars of all dealings and transactions in relation to its business;

(b) furnish to each Noteholder copies of all reports, accounts, notices and circulars issued to all of the members of the Company ;

(c) furnish to each Noteholder within 90 days after the close of each financial year of the Company:

(i) a copy of the audited balance sheet and profit and loss account of the Company; and

(ii) a copy of the audited consolidated balance sheet and consolidated profit and loss account of the Company and its Subsidiaries (if any);

each at the close of that year and each bearing the reports of the directors and of the Auditor and with such copies of balance sheets and accounts there will be furnished a report of the Auditor stating to the best of his knowledge and belief whether the Company has done or omitted any act which in the opinion of the Auditor amounts to a default under clause 7;

(d) furnish to each Noteholder within 75 days after the end of each period of 6 months following the close of each financial year of the Company (the ***half-yearly period***):

(i) a copy of the consolidated balance sheet and consolidated profit and loss account of the Company and its Subsidiaries (if any);

in respect of the immediately preceding half-yearly period;

(e) on any application delivered to its registered office by Noteholders holding not less than one-tenth in nominal value of the Notes, summon a meeting of Noteholders to consider the accounts and balance sheet which was laid before the last preceding annual general meeting of the Company, by giving notice to each of the Noteholders at the address as specified in the Register of Noteholders.

The meeting is to be held at a time and place specified in the notice and in accordance with the Second Schedule;

(f) in respect of which the right to convert such Notes into Shares in accordance with the Conditions of Issue of the Notes could still be exercised, procure SPP to act so that:

(i) no rights as to voting (or any other matter) attaching to Shares will be altered so as to prejudice any rights relating to Shares to be issued in consequence of the conversion of Notes as compared with the rights relating to Shares already issued prior to such alteration; and

(ii) in the event of a reconstruction of the issued capital of SPP the number of Shares to which each Noteholder is entitled will be reconstructed in the same proportion as the issued capital ofSPP is reconstructed and in a manner which will not result in any additional benefits being conferred on shareholders of SPP which are not conferred on Noteholders subject to the same provisions with respect to rounding of entitlements as sanctioned by the general meeting of SPP approving the reconstruction of capital, but in all other respects the terms for the conversion of the Notes will remain unchanged; and

(g) procure SPP to not issue bonus Shares without obtaining such waivers or consents of ASX from any applicable Listing Rule which may prevent the issue of bonus Shares to the Noteholder on conversion.

7. Event of Default

7.1 The Moneys Owing will, at the option of each Noteholder, become due and be payable in cash immediately if:

(a) the Company does not repay or otherwise redeem any Note within 7 Business Days after the day upon which such repayment or redemption becomes due in accordance with the Conditions of Issue of such Note;

(b) the Company does not pay any interest or other moneys (except principal moneys) which become due and payable by the Company, in the case of interest, within 5 Business Days after it becomes due for payment and in the case of any such other moneys, within 5 Business Days after demand upon the Company;

(c) default is made by the Company (not being a default to which any other paragraph of this clause applies) in the performance or observance of any covenant, condition or provision of the Conditions of Issue and where such default is capable of remedy such default is not remedied within 30 days or such further time as a Noteholder may allow, after notice in writing specifying such default and requiring the Company to remedy the same have been given by a Noteholder to the Company;

(d) an order is made for the winding up of the Company which is not successfully appealed within 30 days or a resolution is passed for the winding up of the Company;

(e) the Company enters into any scheme of reconstruction or amalgamation that materially disadvantages the Noteholders without the consent of the Noteholders given by special resolution passed in accordance with the provisions contained in the Second Schedule (***Special Resolution***);

(f) a receiver is appointed of or an encumbrancee takes possession of the Company's undertaking or any part of it and such receiver is not removed or such encumbrancee does not deliver up possession within 30 days;

(g) the Company is placed under external administration under Part 5.3A of the Corporations Law;

(h) the Company stops payment of all its debts or is unable to pay its debts as and when they fall due or, without the prior consent of a Special Resolution, ceases to carry on its business or threatens to do so;

(i) without the prior consent of a Special Resolution, the Company pays any dividend while any interest on any Notes has become payable and remains unpaid or while any Notes which ought to be repaid remain unpaid;

(j) without the prior consent of a Special Resolution, the Company disposes of its main undertaking, within the meaning of the Listing Rules, and that materially disadvantages the Noteholders; or

(k) the Company makes a return of capital to its ordinary shareholders, without the prior consent of a Special Resolution.

7.2 If there is a dispute between the Company and any Noteholder as to whether the Noteholders are materially disadvantaged, the matter shall be finally and conclusively determined by the Auditor, acting as an expert and not an arbitrator.

8. Release of Company

8.1 Upon the Notes and interest accrued on them being paid in full or otherwise redeemed or satisfied the Company will, subject to clause 8.4, be discharged and released automatically from its liabilities, obligations and covenants under the Conditions of Issue.

8.2 Each Noteholder will, if required by the Company and at the cost of the Company execute a release in favour of the Company within ten (10) Business Days of submission of such a release by the Company.

8.3 If:

(a) the Company has taken all proper and reasonable steps to pay any of the Notes (together with any interest accrued thereon); and

(b) such payment has not been received by the Noteholder for reasons beyond the control of the Company,

the Company may satisfy its obligations by paying the principal sum or sums represented by any such Notes (and any interest accrued on them) into a trust account for the unpaid Noteholder.

Thereupon the Company will be entitled to a release in accordance with clause 8.2 and will, subject to clause 8.4, be discharged and released automatically from its liabilities, obligations and covenants under the Conditions of Issue.

8.4 If a claim is made that all or part of a payment, obligation, settlement, transaction, conveyance or transfer in connection with the Moneys Owing or in connection with the Notes is void or voidable under any law relating to insolvency or the protection of creditors or for any other reason and the claim is upheld, conceded or compromised, then the Noteholders are entitled immediately as against the Company to the rights in respect of the Moneys Owing or in connection with the Notes to which they would have been entitled if all or that part of that payment, obligation, settlement, transaction, conveyance or transfer had not taken place.

9. Costs and Stamp Duties

9.1 Subject to clause 9.2, the Company and each Noteholder shall pay their own costs of and incidental to the preparation and issue of the Notes.

9.2 The Company shall pay all stamp duty payable in connection with the execution of this Note and the Company shall pay all stamp duty (if any) in connection with the issue of the Note.

10. Notice to Noteholders

10.1 Any notice to the Noteholders required for any purpose will be given in the manner provided in Rule 23 of the Second Schedule and all provisions of that Rule will apply to it.

10.2 In the case of joint holders a notice given to the Noteholder whose name stands first in the Register will be sufficient notice to all joint holders.

11. Meeting of Noteholders

11.1 Any meeting of Noteholders or of any class of Noteholders will be convened and held in accordance with the Rules contained in the Second Schedule.

12. Proper Law; Jurisdiction

12.1 The Conditions of Issue will be governed by and construed in accordance with the laws of the New South Wales. Any proceedings touching or concerning the Notes may be instituted in the courts of New South Wales and the parties submit to the non-exclusive jurisdiction of those courts.

First Schedule

General Conditions Applying to Notes

1. 1.1 Interest and principal in respect of the Notes may be paid by crossed "**not negotiable**" cheque and sent through the post at the risk of the Noteholder to the Registered Address of the Noteholder or in the case of joint Noteholders to the Registered Address of that one of the joint Noteholders who is first named on the Register in respect of such Notes or to such other person and at such address as the Noteholder or in the case of the joint Noteholders all such joint Noteholders may in writing direct. Every such cheque will be made payable to the person to whom it is sent and payment of the cheque will be satisfaction of such interest and principal.

   Payment may also be made by wire transfers at the Noteholder's cost to an account nominated by the Noteholder. All payments will be made in Australian dollars.

   1.2 If several persons are entered in the Register as joint Noteholders then, despite the last preceding condition, the receipt from any one of such persons for the interest or principal from time to time payable or repayable to such joint Noteholders will be as effective a discharge to the Company as if the person signing such receipt were a sole Noteholder.

2. 2.1 It is a condition precedent to the right of a Noteholder to receive payment of the principal sum represented by his Notes or to exercise the option of such Noteholder to convert all or part of the Notes held by him into Shares that:

   (a) the Noteholder surrender to the Company his Note Certificate; and

   (b) all necessary laws, whether of Australia or overseas, are complied with.

   2.2 The Company will not be obliged to pay or procure SPP to allot nor will it be taken to have committed any breach by failure to pay the principal sum or failure to procure SPP to issue such Shares in respect of any of the Notes unless such condition precedent in clause 2.1 has been satisfied. Nor will interest accrue after the due date for repayment or satisfaction of the principal moneys represented by any Notes or the due date for conversion into such Shares if the reason for failure to repay or otherwise satisfy such principal moneys or to procure SPP to issue such Shares on such due date will be the failure to satisfy the condition precedent in clause 2.1. Both the Noteholder and the Company will take all reasonable steps to comply with all necessary laws.

3. Interest will cease to be payable in respect of any Note from the date upon which such Note is redeemed or converted in accordance with its Conditions of Issue.

4. In the absence of any Special Conditions of Issue to the contrary and if no direction is given Notes will be registered on the Register in the Australian Capital Territory.

4.1 Where there is more than one Register, Notes will be transferred from one register to another register without fee on the written request of the Noteholder subject to the payment (if required by the Company) by the Noteholder of any stamp duty or other impost involved.

4.2 In each Register there will be entered the names and addresses of the Noteholder whose Notes are registered on that Register, the amount of the Notes held by each such Noteholder and such other particulars as the Company thinks fit.

4.3 Any change of the name or address of a Noteholder will be forthwith notified by him in writing to the Company, accompanied in the case of change of name, by such evidence as the Company will reasonably require and thereupon the Register will be altered accordingly.

4.4 Any Noteholder who holds Notes in respect of a particular trust may request the Company to mark the Register and any Note Certificate issued in respect of those Notes in such a way as to identify such Notes as being held in respect of such trust but if the Company complies with any such request the Company will not be taken as a result to be affected with any notice of that trust and the provisions of clause 11 will apply.

4.5 All Registers will be open at all reasonable times during business hours for inspection by any Noteholder or his legal personal representative and any person authorised in writing by any of them respectively.

4.6 Upon giving such notice by advertisement or otherwise as may be required by law, the Company may from time to time close any Register for any period or periods not exceeding in total in any one year the maximum period permitted by law or by those requirements.

4.7 The Company may delegate to attorneys such powers, authorities and discretions in relation to any Register as it may properly so delegate.

5. 5.1 Certificates will be signed on behalf of the Company by any duly authorised officer of the Company. Any signature required for such purpose may be a facsimile applied by autographical or mechanical means.

5.2 A Noteholder will be entitled to one or more Certificates in reasonable amounts in respect of the Notes held by him.

5.3 Joint Noteholders will not be entitled to have issued to each of them Certificates in respect of Notes held by them jointly and the Certificate or Certificates issued by the Company in respect of Notes so jointly held may be delivered to those joint Noteholders by forwarding the same by prepaid post addressed to those holders or one of those holders at their Registered Address.

6. 6.1 If any Certificate becomes worn out or defaced, then, upon production and delivery of that Note Certificate to the Company, the Company may cause the same to be cancelled and a new Note Certificate issued in its place.

6.2 If any Note Certificate has been lost or destroyed the Company will cause a duplicate Certificate to be issued in lieu thereof to the Noteholder on application in writing by the Noteholder accompanied by:

(a) a statutory declaration or such other evidence as the Company may require that the Certificate has been lost or destroyed and has not be pledged, sold or otherwise disposed of and, if lost, that proper searches for the same have been made;

(b) an undertaking in writing that if it is found or received by the Noteholder, it will be returned to the Company;

(c) if required by the Company, a copy of an advertisement which has recently appeared in a daily newspaper circulating generally throughout the State or Territory in which is kept the Register on which the Notes comprised in that Certificate are registered, stating that the Certificate has been lost or destroyed and that the Noteholder intends within a time limited by that advertisement to apply to the Company for a duplicate; and

(d) if required by the Company, a bond for an amount at least equal to the face value of the Notes comprised in that Certificate or such lesser amount in any particular case as the Company may determine indemnifying the Company against loss following production to the Company of the original Note Certificate, all of which will be at the expense of the Noteholder making the application.

6.3 Where a new or duplicate Note Certificate has been issued an entry will be made in the Register recording such issue and any bond lodged with it.

7. 7.1 Subject to the provisions of any Special Conditions of Issue and to the Corporations Law, every holder of Notes will be entitled to transfer the whole or any part of the Notes by an instrument in writing in the usual or common form.

7.2 No transfer of Notes will be registered in favour of a person who is known to the Company to be of unsound mind but the Company will not be bound to enquire as to the soundness of mind of any transferee.

7.3 No transfer of Notes will be made to more than 3 transferees jointly unless such transferees are the executors or trustees of a deceased Noteholder.

7.4 No fee will be charged for registration of a transfer.

8. 8.1 Every instrument of transfer will be signed in a manner which complies with the requirements for the time being of the

Corporations Law and the transferor will be deemed to remain the owner of the relevant Notes until the name of the transferee is entered in the Register.

8.2 No instrument of transfer will be registered by the Company during any period when the Register on which the Notes comprised in it or any transfer books relating to it are closed.

9. 9.1 Every instrument of transfer duly stamped (if required) will be delivered to the Company for registration accompanied by the relevant Note Certificate (if any) and such other evidence as the Company requires to prove the title of the transferor or his right to transfer the Notes comprised in such transfer and upon registration of the transfer the transferee will be recognised as entitled to such Notes free from any equity, set-off or cross-claim of the Company against the transferor.

9.2 All instruments of transfer which are registered and Certificates of any Notes so transferred or surrendered to the Company will remain the property of the Company and may be retained by it for such period as it will think fit and the Company will thereupon cause a new Certificate or confirmation to be issued to the transferee.

10. 10.1 The Company may on any person lodging with it an instrument of transfer of Note signed by the intending transferor and accompanied by the Note Certificate or Note Certificates (if any) for the Notes the subject of such transfer, certify that transfer in the manner provided by the Corporations Law for the certification of instruments of transfer and may issue to the person depositing the same a Certificate for the balance of the Notes when the Notes are certificated comprised in any Note Certificate so deposited but not comprised in an instrument of transfer so certified.

10.2 Each certification made under clause 10.1 will be signed by a person authorised to do so by the Company.

10.3 The Company will retain the Note Certificates so deposited until the registration of any transfer certified by it in relation to the Notes comprised in it or until the expiration of the period of certification expressed on such transfer and will thereafter return the same or a Certificate for the balance of the Notes comprised in it to the person who deposited it with the Company.

10.4 If any such certified transfer is lost or destroyed, the Company at its option, on application by the person who deposited the same and the note Certificate relating to the Notes comprised, in it, may in the manner provided by clause 6 as if the certified transfer had been a Note Certificate certify a further transfer of the Notes comprised in the lost or destroyed certified transfer or may refuse to certify a further transfer after the expiration of the period of certification.

11. Save as otherwise provided in clauses 12, 13 and 14, the Company will recognise only the Noteholder whose name appears in the Register as the absolute owner of the Notes in respect of which he is entered in the Register and all persons may act accordingly and the Company will not, save as otherwise provided in those conditions or except as ordered by a court of

competent jurisdiction or as by statute required, be bound to take notice of or see to the execution of any trust or equity affecting the ownership of any part of the Notes or the rights incidental to them and the receipt of such Noteholders or one or such joint Noteholders for the interest from time to time accruing due and for moneys payable upon the redemption of such Notes will be a good discharge to the Company despite any notice it may have whether express or otherwise of the right title or interest of any person to or in such Notes or moneys.

12. In the case of death of any one of joint Noteholders and such death being notified to the Company the survivor will be the only person recognised by the Company as having any title to or interest in the Notes registered in their names.

13. The executors and administrator of a deceased Noteholder (not being one of joint Noteholders) will be the only persons recognised by the Company as having any title to his Notes.

14. Any person becoming entitled to Notes in consequence of the death, unsoundness of mind, incapacity, bankruptcy or liquidation of any Noteholder or as a survivor of joint Noteholders may upon producing such evidence that he sustains the character in which he proposes to act under this clause or of his title to such Notes as the Company requires may on compliance by him with the requirements of law be registered himself as the holder of such Notes or, subject to the preceding clauses as to transfer, may transfer such Notes provided that nothing in this clause or in clause 11 will prejudice the right of that person to vote at any meeting of Noteholders or on a poll or in relation to any special resolution of Noteholders.

15. The Company may retain the principal and interest payable in respect of any Notes which any person under the last preceding condition is entitled to transfer until such person is registered or duly transfers the same.

16. All of the joint Noteholders or the survivors must join in any:

    (a) application to transfer the Notes from one Register to another Register; or

    (b) transfer of the Notes or any part of them; or

    (c) application for the replacement of a Certificate which has been lost or destroyed.

17. 17.1 Whenever any of the Notes are held by any Noteholder and in consequence of:

    (a) the death of such Noteholder; or

    (b) the non-payment of any income tax or other tax payable by such Noteholder; or

    (c) the non-payment of any estate probate succession death stamp or other duty by the legal representative of such Noteholder or by or out of his estate; or

    (d) any other act or thing other than the issue of the Notes;

    any law for the time being of the Commonwealth of Australia or any State or Territory or any other country or place will in respect of such

Notes impose or purport to impose any immediate or future or possible liability on the Company to make any payments to any government or taxation authority the Company will in respect of such liability be indemnified by such Noteholder his executors and administrators and any moneys paid by the Company in respect of any such liability may be recovered by action from such Noteholder his executors and administrators as a debt due to the Company and the Company will have a lien in respect of such moneys upon the Notes held by such Noteholder his executors and administrators as the case may be and upon the principal sum and interest payable in respect of the Notes.

17.2 Nothing in this Condition will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Company and as between the Company and every such Noteholder his legal representative and estate wheresoever constituted or situate any right or remedy which such law will confer on the Company will be enforceable by it.

Second Schedule

Rules Relating to Meetings, Resolutions and Notices

1. 1.1 These rules will apply in respect of every meeting of Noteholders.

   1.2 Unless the subject or the context otherwise requires, a Noteholder will be deemed to be present at a meeting if he is represented at that meeting by proxy or by duly authorised representative.

   1.3 The Company may at any time convene a meeting of the Noteholders.

   1.4 The Company will convene a meeting of Noteholders upon a requisition in writing (addressed to the Company) of a holder or holders holding not less than one-tenth in face value of the Notes at the date of lodgement with the Company of such requisition. Notices of any such meeting will be despatched within 30 days of the receipt by the Company of such requisition.

   1.5 A requisition will state the general nature of the business proposed to be dealt with at the meeting.

   1.6 Meetings of Noteholders will be held in Sydney or otherwise as the Company may determine.

2. Not less than 14 days' notice of any meeting will be given to the Noteholders and any such notice will specify the place, date and hour of the meeting and the general nature of the business to be conducted and where any special resolution is to be proposed, specify such resolution and the intention that it be proposed and passed (with or without any amendment proposed at the meeting) as a special resolution.

3. 3.1 At any meeting, one or more Noteholders present and representing one-fifth in face value of the Notes will form a quorum for the transaction of business.

   3.2 Subject to Rule 6, no business will be transacted at any meeting unless the requisite quorum is present at the commencement of business.

4. A person nominated by the Company will be entitled to take the chair at any meeting, but if no person is so nominated or if a person nominated by the Company as aforesaid will not be present and willing to take the chair within 15 minutes after the time appointed for holding the meeting the Noteholders present may choose one of their number to be chairman.

5. Any director or any officer or auditor of the Company and the solicitor of the Company and any counsel instructed by the solicitor of the Company may attend any meeting of the Noteholders and all such persons will have the right of audience.

6. If within half-an-hour from the time appointed for the meeting a quorum is not present:

   (a) the meeting if convened upon the requisition of Noteholders will be dissolved;

(b) in any other case it will stand adjourned to such day and time not being less than 14 days later and to such place as may be appointed by the Chairman and at such adjourned meeting the Noteholders present and entitled to vote whatever the value of the Notes held by them will be a quorum for the transaction of business.

7. The Chairman may with the consent of any meeting at which a quorum is present and will if directed by the Meeting so resolving on a poll, adjourn the meeting from time to time and from place to place but no business will be transacted at any adjourned meeting except business which could have been transacted at the meeting from which the adjournment took place.

8. 8.1 At any meeting a resolution (other than a special resolution) put to the vote of the meeting will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or by one or more Noteholders present and holding or representing one-twentieth of the face value of the Notes.

8.2 Unless a poll is so demanded, a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost and a record of that declaration duly made in the minutes of that meeting will be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

8.3 At any meeting at which a special resolution is or will be proposed the special resolution put to the vote of the meeting will be determined by a poll to be taken in such manner as the Chairman may direct and the result of such poll will be deemed to be the resolution of the meeting. On the declaration of the poll a record will be made of the number of the Noteholders voting in favour of such resolution and the total face value of the Notes held by such Noteholders. Votes may be given either personally or by proxy or by attorney or in the case of a corporation in accordance with Rule 16.1 and every Noteholder present will have one vote for every $1.00 in face value of the Notes standing in his name in the Register of Noteholders.

9. If a poll is duly demanded it will be taken in such manner as the Chairman may direct and the result of such poll will be deemed to be a resolution of the meeting at which the poll was demanded.

10. In the case of an equality of votes whether on a show of hands or on a poll the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded will not be entitled to a casting vote in addition to the votes (if any) to which he may be entitled as a Noteholder or as proxy or as attorney or as duly authorised representative for any Noteholders.

11. 11.1 A poll demanded on the election of a Chairman or on a question of adjournment will be taken forthwith.

11.2 A poll demanded on any other question will be taken immediately or at such time (not being more than 30 days from the date of the meeting) and place as the Chairman may direct.

11.3 No notice need be given of a poll not taken immediately.

12. The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

13. Except in the case where Rule 8.3 applies, on a show of hands every Noteholder present will have one vote and on a poll (howsoever conducted) every Noteholder present (in the case of a resolution to be passed at a meeting) or every Noteholder signing the resolution (in the case of a resolution to be signed in accordance with Rule 18.1(a) or 18.1(c) or Rule 19.1(a)) will have one vote for every Note of which he is the registered holder and in all cases votes may be given either in person or by proxy or by attorney or in the case of a corporation in accordance with Rule 16.1.

14. At any meeting and upon the taking of any poll or for the purpose of signing a resolution in accordance with Rule 18 or Rule 19:

(a) the persons registered as Noteholders in the Register and no other person or persons will be recognised and treated as the legal holders of the Notes whether such persons are or are not the beneficial owners and such persons will accordingly be exclusively entitled to vote (in person or by proxy or by attorney or by duly authorised representative) in respect of the Notes;

(b) any one of the joint holders (to the exclusion of the others) will be entitled to vote in respect of the Notes held by them jointly but if more than one of such joint holders purports or attempts to vote then only the vote or votes given by that one whose name stands first in the Register in respect of such Notes will be counted; and

(c) any person (other than a survivor of joint Noteholders) entitled on compliance by him with the requirements of clause 14 of the First Schedule to be registered as the holder of or to transfer any Notes will, pending that registration or the lodging by him with the Company of any such transfer, have the right to vote in respect of that Note at any meeting of Noteholders or on a poll or in relation to any special resolution of Noteholders as if he were the registered holder thereof at the relevant time.

15. On a poll or in relation to a resolution signed in accordance with Rule 18 or Rule 19 hereof a Noteholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

16. 16.1 A Noteholder which is a body corporate may be represented at any meeting of Noteholders or any vote at any such meeting or on a poll or in relation to any special resolution of Noteholders by proxy or attorney or by representative appointed in accordance with the provisions of Section 250D of the Corporations Law and in the latter case will be deemed to be present personally at any such meeting or to have voted personally thereat or as aforesaid.

16.2 Every appointment of a proxy must be evidenced by an instrument under the hand of the appointor or in the case of a corporation must be under its common seal or where the appointor is the attorney of a corporation the instrument may be under the hand of such attorney.

16.3 Every such instrument appointing a proxy or power of attorney or certificate of the appointment of a representative of a corporation must be delivered to the place stated for that purpose in the notice convening the meeting (not less than two clear Business Day before the time fixed for the meeting) or if no such place is specified then (in the case of a meeting convened by the Company) to the registered office of the Company,

16.4 Any instrument of proxy may be in the usual or common form or in such other form as the Company will approve and the execution thereof need not be witnessed.

16.5 Any person may be appointed a proxy whether or not he is a Noteholder.

16.6 The proxy may be either special or general.

16.7 Any duly appointed representative (appointed pursuant to Rule 16.1), proxy or an attorney will have the right of audience at a meeting.

16.8 A proxy will be deemed to include the right to demand or join in demanding a poll.

16.9 A proxy whether in the usual or common form or not will, unless the contrary is stated on the instrument of proxy, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

16.10 A vote given in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death, unsoundness of mind, winding up of the principal, revocation of the proxy or of the authority under which the proxy was executed or the transfer of the Notes in respect of which the proxy is given, provided that no intimation in writing of such death, unsoundness of mind, winding up or revocation will have been received by the Company at the place where that proxy is required to be delivered or transfer of that Note has been lodged in accordance with the First Schedule before the commencement of the meeting or adjourned meeting at which the proxy is used or in the case of a resolution signed in accordance with Rule 18 or Rule 19 before the resolution has been duly passed.

17. A meeting of the Noteholders duly convened and held in accordance with these Rules will be able, by special resolution, so as to bind all Noteholders:

(a) to sanction the release of the Company from any obligation to the Noteholders either unconditionally or upon such conditions as may be arranged with the Company;

(b) to sanction any modification or compromise of any of the rights of the Noteholders or any class of Noteholders (howsoever arising) against the Company;

(c) to postpone the repayment of the Notes beyond the due date therefor and to suspend or postpone for a time the payment of interest on any part of the Notes;

(d) to consent, if requested by the Company, to any scheme for reconstruction of the Company or for the amalgamation of the Company with any other corporation;

(e) to agree to accept any other property or securities instead of the obligations created by a Note and in particular any notes or debenture stock of or any units in the Company, SPP or any corporation with which the Company or SPP may be or be proposed to be amalgamated or to which the liabilities of the Company or SPP may be or be proposed to be transferred; and

(f) to give any release or waiver in respect of any breach or default by the Company;

18. 18.1 A resolution will be duly passed as a special resolution for the purpose of this Schedule if it is approved in any of the following ways:

(a) by a resolution in writing signed within 3 months from the date stated in the copies of the resolution sent for that purpose by the Company to Noteholders by the holders at such date of not less than three-fourths in face value of the Notes which resolution may be contained in one document or in several documents in like form each signed by one or more Noteholders;

(b) at a meeting of Noteholders by a majority consisting of three quarters of the Noteholders present and entitled to vote at the meeting at which such resolution is proposed; or

(c) where within 3 months after the resolution has been put to a meeting of Noteholders it is signed by Noteholders who together with those who voted in person or by proxy in favour thereof at the meeting hold an aggregate of not less than three-fourths in face value of the Notes.

The resolution in writing signed by such Noteholders may be contained in one document or in several documents in like form each signed by one or more Noteholders.

18.2 For the purpose of paragraphs (b) and (c) of Rule 18.1 the holders of Notes as recorded in the respective Registers 48 hours before the time appointed for the holding of a meeting will be the only Noteholders entitled to vote on or sign any such resolution and the Notes so recorded at such time will be the only Notes taken into account in determining whether the requisite majority has been obtained.

19. 19.1 Any resolution (other than a special resolution) of the Noteholders will be duly passed as a resolution for the purpose of this Schedule if it is approved in any one of the following ways:

(a) by a resolution in writing signed within 3 months from the date stated in the copies of the resolution sent for that purpose by the Company to all Noteholders and by the holder or holders of more than 50% in face value of the Notes at such date; or

(b) at a meeting of Noteholders if carried by a simple majority of the Noteholders present and entitled to vote at the meeting at which such resolution is proposed.

19.2 For the purpose of paragraph (b) of Rule 19.1 the holders of Notes as recorded in the respective Registers 48 hours before the time appointed for the holding of the meeting will be the only Noteholders entitled to vote on any such resolution and the Notes so recorded at such time will be the only Notes taken into account in determining whether the requisite majority has been obtained.

20. A resolution will be deemed to be signed by a Noteholder if it is signed on his behalf by his duly appointed attorney, or in the case of a corporation by its duly authorised representative.

21. Any resolution passed or approved in accordance with these Rules will be binding upon all the Noteholders or (as the case may be) upon all members of the relevant class of Noteholders and each such Noteholder will be bound to give effect to such resolution accordingly and the passing of any such resolution will be conclusive evidence that the circumstances justified its passing without right of appeal to any court or tribunal.

22. 22.1 Minutes of all resolutions and of the proceedings at every meeting of Noteholders will be made and duly entered in books to be from time to time provided for that purpose by the Company at the expense of the Company.

22.2 Any such minutes as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings held or by the Chairman of the next succeeding meeting of the Noteholders will be conclusive evidence of the matters therein contained and until the contrary is proved every such meeting in respect to the proceedings of which minutes have been made will be deemed to have been duly held and convened and all resolutions passed or proceedings taken and all resolutions approved in accordance with Rule 18 or Rule 19 to have been duly passed, taken or approved.

22.3 Any Noteholder will be entitled to inspect at any time the Minute Book and any other records relating to the passing or approval of any resolution of Noteholders.

23. 23.1 Any notice to Noteholders may be signed by or on behalf of the Company by an officer, employee, agent or attorney of any of them respectively and may be given by the Company to any Noteholder by sending it through post in a prepaid letter addressed to such Noteholder at his address specified in the Register. Any notice so given will be deemed to have been served on the third day following that on which it was posted.

23.2 In proving the giving of such notice it will be sufficient to prove that the person signing has signed for and on behalf of the Company and that the notice properly addressed was placed in an envelope duly stamped and put in a Post Office or Post Office letter box in the Commonwealth of Australia in accordance with the normal office practice in the office of the Company.

23.3 In the case of joint Noteholders a single notice to them at their Registered Address will be sufficient notice to all such joint Noteholders.

23.4 Accidental omission to give any notice to or the non-receipt of any Notice by any Noteholder will not invalidate any resolution or proceeding to which that Notice relates.

23.5 Nothing in these Conditions will relieve the Company from any obligation imposed by law or by the requirements of the ASX to give any other form of notice by advertisement or otherwise or to give a copy of any notice to ASX or other person.

Third Schedule

Special Conditions of Issue Applying to Notes

1. If any of the conditions in this Third Schedule is inconsistent with any condition in any other Schedule or any other term or condition of a Note the condition in this Third Schedule will prevail.

   A reference to dollars or $ is to Australian currency.

2. If as a result of any of the provisions of these conditions any date for payment is not a Business Day, payment may be made on the next Business Day.

3. 3.1 Each of the Notes will:

   (a) have a principal amount of $7.80;

   (b) be paid for in full by the subscriber on application;

   (c) subject to clause 3.1(e) below, be at the option of the Noteholder convertible (as part of the conversion of the entire holding of Notes of a Noteholder or otherwise as part of a parcel of 1000 Notes or any multiple of 1000 Notes), into Shares at a conversion ratio of 2.664 Shares for every Note where the Noteholder gives a Conversion Notice. A Conversion Notice given shall be in the form endorsed on the Note Certificate. A Conversion Notice will be given by delivering it on any Business Day during the Conversion Period to the registered office of the Company at c/- Phipson Nominees Pty Ltd, 15 London Circuit, Canberra, Australian Capital Territory or at such other office as the Company will in writing notify the Noteholder before the commencement of the Conversion Period. A Conversion Notice once given will be irrevocable;

   (d) be subject to the condition that the Company may at any time and from time to time purchase it by private treaty with the Noteholder) and on that purchase such Note will automatically be cancelled;

   (e) be issued subject to the condition that:

      (i) if there has been a consolidation or subdivision of the Shares, the right of each Noteholder upon conversion will be adjusted so that the Notes held by each Noteholder will be convertible into a number of Shares calculated in accordance with the following calculation and in all other respects the terms of conversion of the Notes will remain unchanged:

$$C \times \frac{B}{A}$$

      where:

C is the number of Shares into which the Notes would be converted if the consolidation or subdivision had not occurred

B is the number of Shares before consolidation or subdivision

A is the number of Shares after the consolidation or subdivision

(ii) if there is a reduction in the number of issued Shares (other than a reduction or cancellation involving the payment of money by SPP) before a Note is converted the number of Shares into which the Note is converted upon conversion will be reduced in the same proportion as the number of issued Shares has been reduced subject to the same provisions with respect to rounding of entitlements as sanctioned by the general meeting of SPP approving the reduction of capital;

(f) bear interest at the rate of 8.5% per annum on the principal amount of the Notes from the Issue Date until the earlier of conversion or redemption (subject to clause 2.2 of the First Schedule) to accrue on a simple 30 day basis, calculated on a 360 day year.

(g) subject to clause 3.1(f) above, carry the right to payment of interest for each Interest Period on the last day of that Interest Period and the Company will pay such interest on the day after the last day of that Interest Period;

(h) as to both principal and interest, rank for payment:

(i) equally with all other unsecured obligations of the Company; and

(ii) equally with all other Notes;

(i) be transferable only as part of the transfer of the entire holding of Notes of a Noteholder or otherwise in whole multiples of 1000 Notes;

(j) subject to these conditions, be repaid on the Maturity Date as to the principal amount (unless converted in terms of these conditions) subject to production and surrender of the Note Certificate (if any) evidencing the Note to be repaid;

(k) be redeemable by the Company at face value on 10 Business Days' notice at any time upon or after the Shares have traded at an average price greater than $3.68 for each of 10 consecutive trading days on ASX (***Price Benchmark***). The average price on a particular day shall be calculated by dividing the aggregate price paid for the Shares traded on that day by the total number of Shares sold on that day;

Notes which are the subject of any such redemption notice may however be converted by Noteholders by giving notice,

in the manner provided in clause 3.1(c) prior to the expiry of the period specified in the notice of intention to redeem given under this clause.

(l) upon or after the earlier of Financial Close or the second anniversary of the Issue Date be redeemable by the Company at any time on 10 Business Days' notice at face value and for the issue of 2.664 options to acquire one Share for $2.93 (***Option***) in the terms set out in the Fifth Schedule.

Notes which are the subject of any such redemption notice may however be converted by Noteholders by giving notice, in the manner provided in clause 3.1(c) prior to the expiry of the period specified in the notice of intention to redeem given under this clause.

3.2 Where the issued Share capital of SPP is reconstructed –

(a) the entitlement of the Holder of a Note to convert his Note will not be reconstructed in a way that would result in a loss (whether for the future, for the past, or both) of the right to claim (or to have claimed, or both) interest (paid, payable, or accruing) on the Note as an allowable deduction in determining the taxable income of the Company (***Interest Deduction***); and

(b) without limitation of any other obligation of the Company to the extent necessary to ensure entitlement to the Interest Deduction, the Company will procure SPP to issue Shares of such class of shares or Shares (as that term is defined in section 82Q of the ITAA) as are necessary to permit conversion of outstanding Notes.

4. Each Share issued upon conversion of a Note will, as from the Conversion Date of that Note, rank in all respects pari passu with the other then existing issued Shares and accordingly:

(a) will not rank for the whole or any part of any dividend declared after the Conversion Date in respect of any period which ended on or before that date; and

(b) will rank for the purposes of other dividend distributions, pari passu with the fully paid ordinary Share capital of SPP existing at the Conversion Date.

5. If at any time on or before the Maturity Date SPP allots to its holders of Shares any bonus Shares (not being bonus Shares allotted following an election by such a holder to take those shares in lieu of a dividend declared upon his Shares, being an election pursuant to a provision in the SPP's Constitution) credited as fully paid up, whether by way of capitalisation of profits or reserves or otherwise (**Bonus Shares**), then upon the conversion of any Note which was not converted at the time of that allotment the Company will procure SPP to in addition to the Shares to be allotted to the Noteholder pursuant to conversion of that Note allot to the Noteholder additional Bonus Shares in such number as the Noteholder would have been

entitled to receive by way of participation in the allotment of Bonus Shares if he had converted his Note into Shares:

(a) immediately prior to the books closing date for determination of entitlement to be allotted Bonus Shares; or

(b) if before the conversion of that Note there has been more than one allotment of Bonus Shares, immediately prior to the books closing date for determination of entitlement to the first allotment thereof, and had retained all the Shares allotted upon conversion together with all the Bonus Shares which would have been issued to him pursuant to this clause 5 following such last mentioned allotment. This provision will have successive effect if there are more than two issues of Bonus Shares.

Each Bonus Share allotted to a Noteholder pursuant to this condition will, as from the day after the Conversion Date of the Note to which the Bonus Shares relate, rank equally with the then existing Shares. If a Noteholder has not exercised his right to convert a Note on or before the Maturity Date, his entitlement to any such Bonus Shares will lapse in respect of that Note.

6. If at any time on or before the Maturity Date SPP offers to its holders of Shares on a pro-rata basis the right to subscribe for Shares, the Company will procure SPP to at the same time, to the extent permitted by law, make an offer to each Noteholder on terms corresponding to the offer he would have received in respect of the Shares which would have been allotted to him if he had converted his Notes immediately prior to the books closing date for determination of entitlement to receive the offer (taking into account also any entitlement he would then have had to additional Shares pursuant to the allotment of Bonus Shares) provided that any such offer will comply with the provisions of Section 82SA of the ITAA, and any tax ruling given by the Commissioner of Taxation referred to in clause 8, if applicable.

7. Despite the above conditions:

(a) where Notes are held by or on behalf of a person resident outside Australia, it will be a condition precedent to the right of the holder of the Notes to obtain Shares or Bonus Shares on conversion that all necessary approvals under the laws in force in Australia and any other statutory requirements which may then be in existence are obtained; and

(b) the Company will procure SPP to not make further issues of Shares or equity securities in the same class as the Shares where SPP would be prevented by law or the Listing Rules of the ASX from immediately thereafter issuing Shares to the Noteholders on conversion of all of the Notes outstanding. For the purposes of this clause 7(b), a reference to equity securities in the same class has the meaning attributed to it in clause 7.1 of the Listing Rules of the ASX.

8. In the event that:-

(a) the Company applies for a ruling under the provisions of Part IVAA of the Taxation Administration Act 1953 (Commonwealth) from the Commissioner of Taxation and the ruling obtained does not confirm that the interest paid or payable on the Notes is wholly allowable as a

deduction for Australian income tax purposes (including, but without limiting the generality of the foregoing, because of a proposed reconstruction, division, or subdivision of the Company's or SPP's share capital, whether issued, unissued, or both) due only to the application of section 82R of the ITAA and the failure of the Notes, SPP or the Company to satisfy the requirements of section 82SA of the ITAA; or

(b) a change to the Australian tax laws occurs and such change has or would have the result that the interest paid or payable on the Notes is not or may not be allowed wholly as a deduction for Australian income tax purposes.

the Company may, at its option, redeem at face value and for the issue of an Option the whole or any part of the Notes by giving at least twenty eight (28) days' notice of its intention to Noteholders at any time after 31 May 2000. Interest will cease to accrue on the date on which redemption takes effect. Notes which are the subject of such a notice may however be converted by Noteholders by giving notice in the manner provided in clause 3.1(c) prior to the expiry of the period specified in the notice of intention to redeem.

9.1 Each Note will be issued before the expiration of 2 Business Days after the relevant application money is received by the Company.

9.2 The Company will procure SPP to issue the Shares to be issued on conversion of the Noteswithin 5 Business Days after receipt of a Conversion Note in accordance with clause 3.1(c).

10. The Company will procure SPP to take all reasonable practicable steps to procure Quotation on the ASX of the Shares issued by SPP as a result of the exercise by a Noteholder of rights of conversion as soon as practicable following the issue of those Shares.

11. 11.1 If before a Note is converted and before the Maturity Date, the directors of the Company become aware that:

(a) as a result of acquisitions made after the issue of the Note which are pursuant to any takeover offers or takeover announcement, any person becomes or has become, (and not being so entitled at the date hereof) entitled to more than 20% of the issued Shares; and

(b) in the case of takeover offers made subject to a defeating condition, any offers which have not been accepted and any contracts resulting from acceptance of offers have become unconditional or the defeating condition has been waived,

they will (unless in their unanimous opinion an equivalent offer or any equivalent announcement have or has been or will be made in respect of the Notes) give notice in writing to Noteholders of their so becoming aware. Words which are defined for the purposes of Chapter Six of the Corporations Law as at the Issue Date have the same meaning in this clause 10.1.

11.2 If before a Note is converted and before the Maturity Date a majority of the directors of the Company by resolution conclude that:

(a) there has been a change in the control or ownership of issued Shares such that the removal (with or without replacements) of a majority of the directors of SPP is likely to occur; or

(b) any person together with his associates has or will become, or any persons acting in concert together with their associates have or will become, (and not being so entitled at the date hereof) entitled as aforesaid to more than 20% of the issued Shares;

they may in their sole discretion give notice in writing to the holder of such Note of that conclusion. Words which are defined for the purposes of Chapter Six of the Corporations Law as at the Issue Date have the same meaning in this clause 10.2.

11.3 If before a Note is converted and before the Maturity Date an effective resolution is passed for a members' voluntary winding up of the Company or SPP the directors of the Company will give notice in writing to the holder of such Note of the passing of that resolution.

11.4 Where the directors of the Company give notice pursuant to the above conditions 10.1, 10.2 or 10.3, a Noteholder may within 10 Business Days after the receipt of the notice, require the Company to procure SPP:

(a) by completing and delivering the Conversion Notice relating to his Note, without prejudice to any other rights of a Noteholder, to convert in the case of the notice given pursuant to condition 10.1, 10.2 or 10.3 above to convert his Note into Shares in accordance with these conditions, the Conversion Date being the day 7 days after the day on which the Company received the Conversion Notice; or

(b) in the case of notice given pursuant to conditions 10.1, 10.2 or 10.3 above to redeem his Note by payment of the principal and accrued interest thereon and unpaid within the said 10 Business Days

and the Company will meet, or for paragraph (a) procure SPP to meet such requirement.

11.5 Notwithstanding the above, a Note will not be convertible unless the Conversion Notice to convert that Note is received by the Company on or before the Maturity Date.

Fourth Schedule

Central Pacific Minerals NL (ACN 008 460 651)

(A company incorporated in the Australian Capital Territory)

The directors of CENTRAL PACIFIC MINERALS NL whose signatures appear below hereby certify that the joint venture participants in Stage 2 of the Stuart Project have signed an unconditional commitment to construct Stage 2 of the Stuart Project as soon as practicable and announced that commitment to the Australian Stock Exchange Limited.

In this certificate, references to:

Stage 2 of the Stuart Project means a future development of the Stuart Resource involving the mining of shale oil, the retorting of crude oil from the oil shale and the distillation of the crude oil to produce oil products utilising technology for the extraction of oil from oil shale.

Australian Stock Exchange Limited mean the Australian Stock Exchange Limited (ACN 008 624 691) and where the context allows includes any of its Subsidiaries; and

Stuart Resource means the oil shale resource comprised in the Queensland mining tenements currently described as ML80003, and ML(A)80081.

Certified this day of 19

Director

Director / Secretary

Fifth Schedule

Option Deed

Date	1999
Parties	
1.	**Southern Pacific Petroleum NL** (ABN 36 008 460 366) of c/o Phipson Nominees Pty Ltd, 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, Australian Capital Territory (the ***Grantor***); and
2.	**[Former Noteholder]** of [Address] (the ***Grantee***).
Recitals	
A	The Grantor's subsidiary, Central Pacific Minerals N.L (ABN 36 008 460 651), has issued a convertible unsecured note with a face value of $7.80 (the ***Note***) to the Grantee upon certain conditions set out in the Note (the ***Conditions of Issue***).
B	Pursuant to the Conditions of Issue, the Grantor has agreed to grant to the Grantee 2.664 options with each option entitling the Grantee to be issued a fully paid ordinary share in the Grantor (the ***Share***) for each Note previously held by the Grantee.

IT IS AGREED as follows.

1. Interpretation

Defined terms from the Conditions of Issue which are used in this Deed shall have the same meaning as in the Conditions of Issue.

2. Option

2.1 In part consideration for the redemption of the Note, the Grantor grants to the Grantee 2.664 options (Option) with each Option entitling the Grantee to be issued [insert number of shares equal to Notes held by the Grantee for which the option was granted], at an exercise price of $2.93 for each Share.

2.2 Subject to clause 3, the Grantee can exercise the Option by giving the notice described in clause 4 on or before 30 November 2004.

2.3 Upon completion in accordance with clause 5, the Grantor shall issue to the Grantee the number of the Shares for which the Option is exercised at a purchase price of $2.93 per share (the ***Purchase Price***).

3. Acceleration of Option

3.1 If the Shares in the Grantor have traded at an average price greater than $3.68 for each of 10 consecutive trading days on ASX, the Company will issue a notice to that effect to the Grantee (Price Benchmark Notice). The average price on a particular day is calculated by dividing the aggregate price paid for the Shares traded on that day by the total number of Shares sold on that day.

3.2 Upon receipt of the Price Benchmark Notice by the Grantee, the Grantee shall have ten (10) Business Days in which to exercise the option by giving to the Grantor the Notice described in clause 4 (Exercise Notice).

3.3 If the Grantee does not give the Exercise Notice within ten (10) Business Days after receipt of the Price Benchmark Notice, the Option will expire, notwithstanding clause 2.2.

4. Notice Exercising Option

The Exercise Notice shall:

(a) identify the person to whom the Shares should be issued;

(b) specify the number of Shares for which the option is exercised;

(c) specify the date for completion of the issue of the Shares (which shall not be less than five nor more than ten Business Days after the date of the Notice or such other date as the Grantor and Grantee shall agree); and

(d) be executed and dated.

5. Completion

5.1 Completion of the issue of the Shares shall take place within the time specified in the Notice.

5.2 On completion of the issue of the Shares the Grantee shall pay to the Grantor the aggregate Purchase Price against delivery by the Grantor to the Grantee of a share certificate in relation to the Shares or if the Shares are Uncertificated, a Holding Statement.

5.3 Holding Statement has the same meaning as given to that term in the SCH Business Rules. SCH Business Rules has the same meaning as in the Corporations Law.

6. Reconstruction of Grantor

6.1 If there has been a consolidation or subdivision of the issued ordinary shares in the Grantor, the right of the Grantee upon exercise of the Option will be

adjusted so that the number of shares for which the Option can be exercised is calculated in accordance with the following calculation and in all other respects the terms of the Option will remain unchanged:

$$C \times \frac{B}{A}$$

where:

C is the number of Shares for which the Option can be exercised if the consolidation or subdivision had not occurred

B is the number of issued ordinary shares in the Grantor before consolidation or subdivision

A is the number of issued ordinary shares in the Grantor after the consolidation or subdivision

6.2 If there is a reduction in the number of issued ordinary shares of the Grantor (other than a reduction or cancellation involving the payment of money by the Grantor) before an Option is exercised the number of shares for which the Option can be exercised will be reduced in the same proportion as the number of issued ordinary shares of the Grantor has been reduced subject to the same provisions with respect to rounding of entitlements as sanctioned by the general meeting of the Grantor approving the reduction of capital.

6.3 If prior to an exercise of the Option the Grantor makes a return of capital to its ordinary shareholders, the exercise price for the Option shall be reduced by the same amount as the amount returned in relation to each ordinary share.

7. ASX Quotation

7.1 The Grantor will take all reasonable practicable steps to procure official quotation on the Australian Stock Exchange Limited of the Shares issued by the Grantor as a result of the exercise by the Grantee of the option as soon as practicable following the issue of those Shares.

8. Warranties

8.1 The Grantor covenants and warrants to the Grantee as at both the date of this Deed and the issue of the Share, which covenants and warranties shall not merge upon completion but shall ensue thereafter for the benefit of the Grantee as follows:

(a) the Grantor has full power and authority to enter into and perform this Deed and that such execution and performance does not and shall not contravene any contractual, legal or other obligation of the Grantor of any nature whatsoever; and

(b) upon completion the Grantee shall (subject to registration and the payment of any applicable stamp duty) acquire valid and marketable title to the Share free and clear of any such liens, claims, charges and other encumbrances or interests of third parties of any nature whatsoever.

9. Assignment

9.1 This Deed shall not be assignable by the Grantee except with the consent of the Grantor.

10. Entire Deed

This Deed constitutes the entire agreement between the Grantor and the Grantee and supersedes all other negotiations, representations, proposals, agreements and understandings whether oral or written in relation to the subject matter of this Deed.

11. No Waiver

Failure or omission by the Grantee at any time to enforce or acquire strict or timely compliance with any provision of this Deed shall not affect or impair that provision in any way or the right of the Grantee to avail itself of the remedies it may have in respect of any breach of such provision.

12. Variation

This Deed shall not be changed, varied or modified in any way subsequent to its execution, except in writing signed by a duly authorised officer of both parties.

13. Costs and Stamp Duties

13.1 Each party shall pay its own costs of and incidental to the preparation and execution of this Deed.

13.2 The Grantee shall pay all stamp duty payable in connection with the execution of this Deed and the Grantee shall pay all stamp duty in connection with the issue of the Share.

14. Notices

Any notice to be given to any party hereunder shall be in writing and signed by the party giving the notice or by a director or secretary of that party (if it is a corporation) and may be given addressed to that party to be served at the address first shown herein of that party:

(a) by hand, in which case it shall be deemed to be given forthwith upon delivery,

(b) by prepaid mail, in which case it shall be deemed to be given on the second day following the date on which the notice was posted.

15. Proper Law

The interpretation, construction and performance of this Deed, and the rights and remedies of the parties hereunder shall in all respects be governed by the laws of New South Wales.

EXECUTED as a Deed.

THE COMMON SEAL of	)
SOUTHERN PACIFIC	)
PETROLEUM NL (ABN 36 008 460 366)	)
was duly affixed in the presence of:	)

Signature	Signature
Print name	Print name
Office held	Office held

Execution by

[Noteholder]